Exhibit 99.10

A2Z SMART TECHNOLOGIES CORP.

MANAGEMENT INFORMATION CIRCULAR

For the Annual and Special Meeting of Shareholders

to be held on March 28, 2022

February 27, 2022

1

A2Z SMART TECHNOLOGIES CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders of the common shares (collectively, the “Shareholders” or individually, a “Shareholder”) of A2Z Smart Technologies Corp. (the “Company” or the “Corporation”) will be held virtually on Monday, March 28, 2022 at 11:00 a.m. (Toronto time) via teleconference at +1 416 764 8658 or toll free at +1 888 886 7786 for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2020, and the report of the auditor thereon;

2.	to consider, and if deemed advisable, to pass, an ordinary resolution fixing the board of directors at four members;

3.	to elect directors of the Company for the ensuing year;

4.	to appoint BDO- ZIV HAFT., as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Company’s stock option plan, as more particularly described in the accompanying Circular;

6.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the increase of the number of common shares of the Company available for issuance under the Company’s restricted share unit plan, as more particularly described in the accompanying Circular; and

7.	to transact such further business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of the Company has fixed February 18, 2022, as the Record Date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Accompanying this Notice of Annual and Special Meeting of Shareholders is the Circular, form of proxy or voting instruction form, and, for Shareholders who had requested such information, a copy of the Corporation’s audited consolidated financial statements and the report of the auditor thereon, and management’s discussion and analysis for the financial year ended December 31, 2020.

If you are a registered shareholder of the Company on the Canadian share register and are unable to attend the Meeting in person, please properly complete, sign, date and return the enclosed form of proxy to the Company’s Registrar and Transfer Agent, Computershare Trust Company of Canada by mail at: 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by fax at: 1-866-249-7775, Attention: Proxy Department. To vote by internet, please access the web site address specified on the form of proxy and follow the online voting instructions. Proxies must be received no later than 11:00 a.m. (Toronto time) on March 25, 2022, or if the Meeting is adjourned or postponed, no later than 48 hours preceding the time of such adjourned or postponed meeting (excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario).

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone at: 1-800-564-6253 (toll free North America) or + l 514-982-7555.

DATED this 27th day of February 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Bentsur Joseph”
Chief Executive Officer

2

A2Z SMART TECHNOLOGIES CORP.

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON March 28, 2022

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by management of the Company (“Management”) for use at the annual and special meeting of holders (collectively, the “Shareholders” or individually, a “Shareholder”) in the capital of the Company (“Common Shares”) to be held virtually on Monday, March 28, 2022, at 11:00 a.m. (Toronto time) via teleconference at +1416 764 8658 or toll free at +1 888 886 7786 for the purposes set forth below. Except to the extent otherwise stated herein, all information set forth herein is given as of the date hereof, and all dollar amounts set forth herein are stated in Canadian dollars. Information set forth herein as to shareholdings is based upon information supplied by the respective persons holding such Common Shares.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Company. The cost of solicitation will be borne by the Company except for the cost of postage required to return the forms of proxy which will be borne by the individual Shareholders.

In accordance with NI 54-101, arrangements have been made with intermediaries or their nominees (collectively, the “Intermediaries”) to forward proxy-related materials to Beneficial Shareholders (as defined below) whose Common Shares are held by or in custody of such Intermediaries. Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and similar plans. Intermediaries are required to forward such proxy-related materials to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. The Company has elected not to pay for the delivery of the proxy-related materials to Objecting Beneficial Shareholders (as defined below) by the Intermediaries. As such, Objecting Beneficial Shareholders will not receive the proxy-related materials unless the Intermediaries assume the cost of delivery. The Company is sending the proxy-related materials directly to Non-Objecting Beneficial Shareholders (as defined below), through the services of its transfer agent and registrar, Computershare Trust Company of Canada (“Computershare Trust”). The Corporation is not relying on the notice-and-access provisions of securities laws for delivery of the proxy-related materials to Shareholders.

Appointment of Proxies

The individuals named in the form of proxy are officers and/or directors of the Company. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend the Meeting and act for such Shareholder on his, her or its behalf other than the persons designated in the enclosed form of proxy. Such right may be exercised by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy. In either case, a Shareholder may vote its Common Shares by proxy as follows: (a) by mail or delivery to, or deposited at, the offices of Computershare Trust at: 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, on behalf of the Company; (b) by fax at: 1-866-249-7775; or (c) on the internet by accessing the web site address specified on the form of proxy or voting instruction form (if applicable) and by following the online voting instructions. Voting instructions must be received by no later than 11:00 a.m. (Toronto time) on Friday, March 25, 2022, or if the Meeting is adjourned, at the latest 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used.

3

Revocability of Proxy

A Shareholder giving a proxy has the power to revoke it. Proxies given by a Shareholder for use at the Meeting may be revoked prior to their use:

(a)	by depositing an instrument in writing executed by the Shareholder or by such Shareholder’s attorney duly authorized in writing or, if the Shareholder is a Company, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing:

	a.	at the office of Computershare Trust, on behalf of the Company, at any time up to and including 11:00 a.m. (Toronto time) on Tuesday March 25, 2022, or if the Meeting is adjourned, at the latest 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used; or

	b.	with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

Exercise of Discretion by Proxy

On any ballot that may be called for at the Meeting, the Common Shares represented by such form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder appearing on such form of proxy, and, if a choice is specified therein in respect of any matter to be acted upon, will be voted in accordance with the specification made. In the absence of such specification, such Common Shares will be voted for such matter.

The form of proxy confers discretionary authority upon the person acting as proxy thereunder with respect to amendments or variations to matters identified below and with respect to other matters which may properly come before the Meeting. As at the date hereof, Management knows of no such amendments, variations or any other matters, which may properly come before the Meeting.

Voting by Beneficial Shareholders

Only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares or duly appointed proxyholders can be recognized and acted upon at the Meeting. The information set forth in this section is therefore of significant importance to a substantial number of Shareholders who do not hold their Common Shares in their own name (the “Beneficial Shareholders”). If Common Shares are listed in an account statement provided to a Beneficial Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in such Beneficial Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Beneficial Shareholder’s Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co., as nominee for CDS Clearing and Depository Services Inc., which acts as a depository for many Canadian Intermediaries. Common Shares held by Intermediaries can only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares for their clients.

Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the form of proxy provided by the Company to the Intermediaries. However, its purpose is limited to instructing the Intermediary how to vote on behalf of the Beneficial Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails the voting instruction forms to the Beneficial Shareholders and asks the Beneficial Shareholders to return the voting instructions forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting - the form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

4

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the Intermediary and vote their Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the Intermediary should enter their own names in the blank space on the voting instruction form provided to them and return the same to their Intermediary (or the agent of such Intermediary) in accordance with the instructions provided by such Intermediary or agent well in advance of the Meeting. Beneficial Shareholders should carefully follow the instructions of their Intermediaries and their service companies.

All references to Shareholders in this Circular are to Shareholders of record unless specifically stated otherwise.

Note to Non-Objecting Beneficial Shareholders

The proxy-related materials are being sent to both registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being made known to the issuers of securities which they own (the “Objecting Beneficial Shareholders”) and those who do not object to their identity being made known to the issuers of the securities they own (the “Non-Objecting Beneficial Shareholders”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their Non-Objecting Beneficial Shareholders from Intermediaries via their transfer agent in order to distribute proxy-related materials directly to such Non-Objecting Beneficial Shareholders.

The Company or its agent has sent the proxy related materials directly to Non-Objecting Beneficial Shareholders. Such Beneficial Shareholders’ names addresses and information about their holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding such information on their behalf. By choosing to send proxy-related materials directly to the Non-Objecting Beneficial Shareholders, the Company (and not the Intermediary holding the information on their behalf) has assumed responsibility for (i) the delivery of the proxy-related materials, and (ii) the execution of proper voting instructions as specified in the request for voting instructions.

Voting Securities and Principal Holders Thereof

The Company has fixed the close of business on February 18, 2022, as the record date (the “Record Date”) for the purposes of determining Shareholders entitled to receive notice of the Meeting and vote at the Meeting. Shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or at any adjournment or postponement thereof (subject in the case of voting by proxy to the timely deposit of a properly completed, signed and dated proxy with Computershare as specified herein and in the notice of Meeting).

The authorized capital of the Company consists of an unlimited number of Common Shares, of which 26,960,477 are issued and outstanding as at the Record Date. Each Common Share carries the right to one vote per Common Share. No other voting securities are issued and outstanding as of the Record Date. The quorum required for the Meeting is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued Common Shares entitled to be voted at the Meeting.

Except as set forth below, to the knowledge of Management and the directors, as at the date hereof, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent (10%) of the issued and outstanding Common Shares:

	Number of Shares Owned (Percentage of Class and Type of Ownership)
Name	Common Shares	Percentage of Voting Rights
Bentsur Joseph	9,618,922	35.68%

5

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, to the best of Management’s knowledge, no director or executive officer of the Company, or any person who has held such a position since the beginning of the Company’s last fiscal year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Audited Financial Statements

The financial statements for the financial year ended December 31, 2020, and the report of the auditor thereon will be presented before the Meeting. The financial statements for the year ended December 31, 2020, the report of the auditor thereon and management’s discussion and analysis for the year ended December 31, 2020, were mailed to Shareholders of the Company who had requested a copy.

2.	Fixing the Number of Directors

Management is seeking Shareholder approval of a resolution fixing the number of directors at four.

The board of directors of the Company (the “Board”) and Management are recommending that the shareholders vote FOR fixing the number of directors. In order to approve the number of directors, the following ordinary resolutions must be approved by a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting. The complete text of the resolutions which Management intends to place before the Meeting for approval, with or without modification, are as follows:

“IT IS HEREBY RESOLVED, THAT:

(1)	the number of directors be fixed at four; and

(2)	any director or officer of the Company is hereby authorized for, on behalf of, and in the name of the Company to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with fixing the number of directors and the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolution, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF FIXING THE NUMBER OF DIRECTORS AT FOUR, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS OWN SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

3.	Election of Directors

Four directors are to be elected at the Meeting to serve until the next annual meeting of the shareholders or until their respective successors are duly appointed. All of the following persons whose names are set out below have been nominated by the Board for election as directors at the Meeting. The term of office of all present directors of the Company expires when new directors have been elected at the Meeting.

6

The following tables set out certain information as of the date hereof with respect to the persons being nominated at the Meeting for election as directors.

Name and Province of Residence	Other Offices Held With the Company	Current Principal Occupation(1)	Director Since	Number of Common Shares Beneficially Owned or Controlled(2)
Bentsur Joseph Yavne, Israel	CEO	Director, President and CEO of A2Z	December, 2019	9,618,922 (35.68)%
Alan Rootenberg(3) Toronto, Ontario, Canada	N/A	CFO of several Canadian publicly listed companies. BioHarvest Sciences Inc. since November 2018 Cyntar Ventures Inc. since December 2019 Eco (Atlantic) Oil & Gas Ltd. since November 2011 Osino Resources Corp since June 2018 Empower Clinics Inc. from August 2013 to May 2018	May, 2020	(0)%
Shlomo Menachem Paksher Bnei Brak, Israel	N/A	Chairman of Be’eer Izchak Charitable Foundation, Israel Senior Lecturer at an Israeli Institute of Higher Jewish Education	New Nominee	31,901 0.12%
Yonatan de Jongh(3) Rishon LeZion, Israel	N/A	Senior Manager of Revenues and Billing at DraftKings Inc.	February, 2021	(0)%

 Notes:

(1)	The information as to principal occupation, business or employment of the nominees is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)	The information as to Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Information regarding voting securities held does not include voting securities issuable upon the exercise of options, warrants or other convertible securities of the Company.

(3)	Member of the Audit Committee.

Corporate Cease Trade Orders

Other than as set out below, to the knowledge of the Corporation, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

7

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the proposed director.

Bankruptcies, or Penalties or Sanctions

To the knowledge of the Corporation, no proposed director:

(a)	is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the proposed directors.

THE ENCLOSED FORM OF PROXY PERMITS SHAREHOLDERS TO VOTE FOR EACH NOMINEE ON AN INDIVIDUAL BASIS. COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF EACH OF THE PROPOSED NOMINEES UNLESS A SHAREHOLDER HAS SPECIFIED IN HIS, HER OR ITS PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR NOMINEE OR NOMINEES. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS. HOWEVER, IF FOR ANY REASON, ANY OF THE PROPOSED NOMINEES DO NOT STAND FOR ELECTION OR ARE UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS, HER OR ITS PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR NOMINEE OR NOMINEES.

4.	Appointment of Auditor

The directors of the Company propose to nominate BDO- ZIV HAFT, for appointment as the auditor of the Company to hold office until the next annual meeting of shareholders. The Board reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Company. BDO- ZIV HAFT, was first appointed as auditor effective 2019.

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF BDO- ZIV HAFT, AS AUDITOR OF THE Company AND THE AUTHORIZING OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS OWN SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

8

5.	Approval of the Stock Option Plan Resolution

As the Company’s stock option plan (the “Stock Option Plan”) provides for a rolling maximum number of Common Shares which may be issuable upon the exercise of options granted under the Stock Option Plan. Policy 4.4 – Incentive Stock Options of the TSX Venture Exchange (the “Exchange”) requires that the Stock Option Plan receive shareholder approval each year at the annual shareholders’ meeting. Accordingly, at the Meeting Shareholders will be asked to consider, and if deemed appropriate, to approve, with or without variation, a resolution approving the Stock Option Plan. A copy of the Stock Option Plan is attached as Schedule “A” to the Circular.

Summary of the Stock Option Plan

The following summary of the Stock Option Plan is qualified in its entirety by the full text of the Stock Option Plan. For the purposes of this Section, terms not defined herein shall have the meaning attributed to them in the Stock Option Plan.

The purpose of the Stock Option Plan is to attract, retain and motivate directors, officers, employees and consultants (the “Option Plan Eligible Persons”) by providing them with the opportunity, through stock options, to acquire a proprietary interest in the Company and benefit from its growth. Pursuant to the Stock Option Plan, the maximum number of Common Shares reserved for issuance in any 12-month period to any one optionee other than a consultant may not exceed 5% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance in any 12-month period to any consultant may not exceed 2% of the issued and outstanding Common Shares at the date of the grant and the maximum number of Common Shares reserved for issuance in any 12-month period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding number of Common Shares at the date of the grant.

Subject to the discretion of the Board, if any Option Plan Eligible Person ceases to be an Option Plan Eligible Persons for any reason, other than for cause or death, the options held by such person will terminate on the earlier of (i) the expiry date of the option; and (ii) ninety (90) days from the date such person ceases to be an Option Plan Eligible Person. The Option Plan Eligible Person may exercise any option issued under the Stock Option Plan that is then exercisable at any time within that period unless an existing agreement between the Option Plan Eligible Person and the Company provides for a different period.

In the event that an Option Plan Eligible Person ceases to be an Option Plan Eligible Person because of termination for cause, the options of the Option Plan Eligible Person not exercised at such time shall immediately be cancelled on the date of such termination. In the event of the death of a Participant during the term of the Option Plan Eligible Person’s option, the option theretofore granted to the Option Plan Eligible Person shall be exercisable by the Option Plan Eligible Person’s heirs or administrators within the period of one (1) year succeeding the Option Plan Eligible Person’s death.

Approval of the Stock Option Plan

The Board and Management are recommending that the shareholders vote FOR the approval of the Stock Option Plan. In order to approve the Stock Option Plan, the following ordinary resolutions must be approved by a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting. The complete text of the resolutions which Management intends to place before the Meeting for approval, with or without modification, is as follows:

“IT IS HEREBY RESOLVED, THAT:

(1)	the Stock Option Plan, in the form as set forth in Schedule “A” to the Circular, be and is hereby ratified, confirmed and approved; and

(2)	any director or officer of the Company is hereby authorized for, on behalf of, and in the name of the Company to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the Stock Option Plan and the foregoing resolutions, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

9

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE RESOLUTION TO APPROVE THE STOCK OPTION PLAN IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM.

6.	Approval of the Restricted Share Unit Plan Resolution

On April 22, 2021, the shareholders of the Company approved (the “2021 Approval”) the adoption of a “fixed number” restricted share unit plan (the “RSU Plan”), meaning that the number of Common Shares issuable under the RSU Plan may not exceed a certain threshold (being 10% of the issued and outstanding Common Shares as of April 22, 2021). The RSU Plan, allows the Company to grant restricted share units (each, a “RSU”), each of which is a unit that is equivalent in value to a Common Share and that upon vesting results in the holder thereof being issued, a Common Share. A copy of the RSU Plan, as amended, is attached as Schedule “B” to the Circular.

At the Meeting, disinterested Shareholders will be asked to consider and, if deemed appropriate, to approve, with or without variation, a resolution authorizing and approving the increase to the amount of RSUs (the “RSU Resolution”). On February 27, 2022, the Board approved the RSU Resolution, subject to the receipt of disinterested shareholder and regulatory approval.

Increase

2,224,331 Common Shares were issuable under the RSU Plan immediately after the 2021 Approval, representing 10% of the Common Shares issued and outstanding as at the date of the 2021 Approval. As of the date hereof, there remain 2,224,331 Common Shares (the “Remaining Shares”) issuable pursuant to future RSU awards (approved pursuant to the 2021 Approval), representing 8.25% of the Common Shares issued and outstanding as at the date hereof.

Upon increase of the RSUs, an additional 471,716 (the “Additional RSU’s”) RSU’s will be available for future grants, and an equal number of Common Shares will be reserved for issuance upon the redemption of the Additional RSU’s, which together with the Remaining Shares, represent approximately 10% of the current issued and outstanding Common Shares.

Approval of the RSU Plan

The Board believes that the approval of the RSU Resolution would advance the interests of the Company by providing the Company with increased flexibility to grant RSUs to directors, officers, employees or consultants of the Company or any of its affiliates and any such person’s personal holding company (“RSU Eligible Persons”) which, in turn, will:

1.	increase the proprietary interest of RSU Eligible Persons in the success of the Company by allowing the Board to establish measurable objectives for RSU Eligible Persons, and/or the Company or affiliate, which, upon achievement, will be rewarded; and.

2.	align the interests of RSU Eligible Persons with the interests of shareholders by creating a strong link between compensation and the long term financial performance of the Company thereby enhancing Shareholder value.

The Board and Management are recommending that the Shareholders vote FOR the approval of the RSU Resolution. In order to approve the RSU Resolution the following ordinary resolutions must be approved by a majority of the votes cast by disinterested Shareholders present in person or represented by proxy at the Meeting. This means that insiders of the Company and their associates entitled to receive a benefit under the RSU Plan are not eligible to vote their securities in respect of resolutions concerning the approval of the RSU Plan. As such, the Board and management of the Company as well as their associates (representing in aggregate 9,650,823 Common Shares) will not be eligible to vote on the RSU Resolution

The complete text of the resolution which Management intends to place before the Meeting for approval, with or without modification, is as follows:

“IT IS HEREBY RESOLVED, THAT:

(1)	the increase of 471,716 RSUs which will be issued pursuant to the RSU Plan be and is hereby ratified, confirmed and approved;

10

(2)	the reservation for issuance of an additional 471,716 Common Shares (the “Underlying Shares”) under the RSU Plan is hereby authorized and approved;

(3)	the Company is hereby authorized and directed to issue the Underlying Shares in accordance with the RSU Plan;

(4)	the Board be and is hereby authorized in its absolute discretion to make such revisions to the text of the RSU Plan in respect of the forgoing resolutions or as may be needed to reflect changes required by securities regulatory agencies or stock exchanges; and

(5)	any director or officer of the Company is hereby authorized for, on behalf of, and in the name of the Company to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the foregoing resolutions, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

COMMON SHARES (EXCEPT THOSE OF INTERESTED PARTIES) REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE RSU RESOLUTIONS IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM.

7.	Other Business

While there is no other business other than outlined above to be presented to the shareholders at the Meeting, it is intended the proxies herby solicited will be exercised upon any other matters and proposals which may properly come before the Meeting, or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company’s compensation policies are based on the principles that compensation should, to a significant extent, be reflective of the financial performance of the Company, and that a significant portion of executive officers’ and directors’ compensation should provide long-term incentives. The Board and compensation committee of the Board (the “Compensation Committee”) seeks to have compensation of the Company’s directors and executive officers set at levels that are sufficiently competitive so that the Company may attract, retain and motivate highly qualified directors and executive officers to contribute to the Company’s success. In assessing the overall compensation for directors and executive officers, the Board and Compensation Committee considers the Company’s performance, relative stockholder return and industry position, general industry data, and awards given to the Company’s executive officers in past years. It is the general compensation philosophy of the Company to provide a blend of base salaries/consulting fees, incentive bonuses and equity-based compensation.

Elements of Compensation

Base Salary/Consulting Fees

Each Named Executive Officer (as defined below) receives a fee, which constitutes a significant portion of the Named Executive Officer’s compensation package. Consulting fees are paid for discharging day-to-day duties and responsibilities and reflects the Named Executive Officer’s performance over time, as well as that individual’s particular experience and qualifications. A Named Executive Officer’s fee is reviewed by the Compensation Committee from time to time.

11

Incentive Bonus

Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performances for each officer and employee. Both individual and corporate performances are also taken into account. No bonuses were paid to the Named Executive Officer during the most recently completed financial year.

Equity-Based Compensation

The Company’s directors, officers, employees and consultants are eligible under the Stock Option Plan to receive grants of stock options. The Stock Option Plan is an important part of the Company’s long-term incentive strategy for its officers and directors, permitting them to participate in appreciation of the market value of the Common Shares over a stated period of time. The Stock Option Plan is intended to reinforce commitment to long-term growth in profitability and shareholder value.

The Board believes that the Stock Option Plan aligns the interests of the Named Executive Officers and the Board with shareholders by linking a component of executive compensation to the longer term performance of the Common Shares.

Compensation Risk

The Board has not formally considered the implications of risks associated with the Company’s compensation policies and practices as, in their view, the current structure of the Company’s executive compensation arrangements is focussed on long-term value and is designed to correlate to the long-term performance of the Company, which includes but is not limited to performance of its share price.

Financial Instruments

Except as may be prohibited by law, the Named Executive Officers and directors are not currently prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director. To the Company’s knowledge, no executive officer or director of the Company has entered into or purchased such a financial instrument. The Company’s Insider Trading Policy stipulates that insiders of the Company are prohibited from short-selling the securities of the Company for the purpose of realizing the short-term profits.

Share-based and option-based Awards

As discussed above, the Stock Option Plan is maintained for the directors, officers, consultants and employees of the Company and any present and future subsidiary of the Company. The CEO will make initial recommendations to the Compensation Committee on the setting of option grants, taking into account the seniority and contribution of the individuals eligible for the grants and the number of previously granted stock options. The Compensation Committee will then recommend to the Board for approval all incentive compensation for the executives of the Company, based on both individual and Company performance in any given year, and will take into consideration the levels of compensation paid to persons in the same or similar management positions at comparable companies, in making such recommendations.

Option-based Awards

Pursuant to the Stock Option Plan, an option exercise price cannot be less than the closing price of the Common Shares on the Exchange on the last trading day preceding the option grant. The purchase price for the Common Shares under each option shall be determined by the Compensation Committee. The maximum term is ten (10) years. There are no specific vesting provisions under the Stock Option Plan. Options are non-assignable and non-transferable other than by will or by the laws of descent and distribution. As at the date hereof, there are 820,010 stock options outstanding under the Stock Option Plan, which represents approximately 3.04% of the Common Shares reserved for issuance under the Stock Option Plan. Please see “Particulars of Matters to be Acted Upon – Approval of the Stock Option Plan” below, for a summary of the Stock Option Plan.

Compensation Governance

In order to assist the Board in fulfilling its oversight responsibilities with respect to compensation matters, the Board has established the Compensation Committee. The Compensation Committee is composed of Messers. Alan Rootenberg (Chair), and Jonathan de Longh, all of whom are independent as such term is defined in National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”).

12

The Compensation Committee meets at least once a year to, amongst other things, review and approve the Company’s goals and objectives relating to the compensation of the Company’s executive officers, evaluate the performance of the Company’s executive officers in light of such goals and objectives, and set the compensation level, perquisites and other benefits of the Company’s executive officers. The Compensation Committee is given the authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties.

As a whole, the members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling the Compensation Committee in making informed decisions on the suitability of the Company’s compensation policies and practices. Each of the members of the Compensation Committee has experience on the board of directors and related committees of other public companies.

Neither the Board nor the Compensation Committee has, at any time since the Company’s most recently completed fiscal year, retained a compensation consultant or advisor to assist the Board or the Compensation Committee in determining the compensation for any of the Company’s executive officers’ or directors’ compensation.

Performance Graph

The Common Shares commenced trading on the Exchange on December 23, 2019. The following graph compares the total cumulative shareholder return for $100 invested in Common Shares from January 1, 2020 and for six months increments thereafter until the end of the Company’s last completed financial year with the cumulative total return of the Standard and Poor’s TSX Composite Stock Index (“S&P/TSX Index”) over the same periods.

Summary Compensation Table – Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the Company’s Chief Executive Officer (“CEO”);

(b)	the Company’s Chief Financial Officer (“CFO”);

(c)	the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at December 31, 2020, and whose total compensation was more than $150,000 for the financial year ended December 31, 2020, of which there were none;

(d)	the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at December 31, 2020, and whose total compensation was more than $150,000 for the financial year ended December 31, 2020, of which there were none; and

(e)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year, of which there are none.

During the financial year ended December 31, 2020, the Company had two Named Executive Officers, being Benzur Joseph (CEO), and Gadi Levin (CFO).

13

The following table is a summary of compensation paid to the Named Executive Officers for the three most recently completed financial years ended December 31, 2020:

Name and principal position	Year(1)	Salary ($)	Share-based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Scott Ackerman(3) Former President, CEO, Secretary and Director	2020 2019 2018	Nil Nil Nil	Nil Nil Nil	Nil Nil $12,500	Nil Nil Nil	Nil Nil Nil	Nil \Nil Nil	Nil Nil Nil	Nil Nil $12,500
Doug McFaul(4) Former Director and CFO	2020 2019 2018	N/A Nil Nil	N/A Nil Nil	N/A Nil $12,500	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil $12,500
Brent Ackerman(5) Former Director	2020 2019 2018	N/A Nil Nil	N/A Nil Nil	N/A Nil $3,250	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil $3,250
Robert Chisholm(6) Former CFO	2020 2019 2018	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A

Notes:

(1)	The Company was incorporated on January 15, 2018.

(2)	Fair value of stock options granted during the year, based on the closing price of the Company’s shares at year end.

(3)	Scott Ackerman was appointed as a director of the Company on January 15, 2018 and was appointed President, CEO and Corporate Secretary of the Company on January 18, 2018 and as CFO of the Company on February 14, 2018, and resigned as President, CEO and Corporate Secretary of the Company on December 18, 2019, and as a Director on May 13, 2020.

(4)	Mr. McFaul was appointed as a director and CFO of the Company on January 17, 2018 and resigned as CFO effective February 14, 2018, and as a director on December 18, 2019.

(5)	Brent Ackerman was appointed as a director of the Company on January 17, 2018 and resigned on December 18, 2019.

(6)	Robert Chisholm was appointed as CFO of the Company on December 18, 2019 and resigned on April 1, 2020.

14

Name and principal position	Year	Salary ($) (USD)	Share-based awards ($) (USD)	Option- based awards ($) (USD)	Non-equity incentive plan compensation ($) (USD)		Pension value ($) (USD)	All other compensation ($) (USD)	Total compensation ($) (USD)
					Annual incentive plans	Long-term incentive plans
Benzur Yosef	2020 2019 2018	$19,782 $25,000 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	$7,854 $5,000 N/A	Nil Nil N/A	$27,636 $30,000 N/A

Gadi Levin	2020 2019 2018	Nil N/A N/A	Nil N/A N/A	$37,713 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	$42,500 N/A N/A	$80,222 N/A N/A

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table is a summary of option awards granted to the Named Executive Officers that were outstanding as at December 31, 2020.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($) (CAD)	Option expiration date	Value of unexercised in-the-money options ($) (CAD)
Benzur Yosef	-	-	-	-
Gadi Levin	450,000	$0.50	August 20, 2025	$427,500

Value Vested or Earned During the Year ended December 31, 2020

Name	Option – based awards – Value vested during the year(1) ($) (USD)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Benzur Yosef	-	-	-
Gadi Levin	$42,500	-	-

15

Pension Plan Benefits

No benefits were paid, and no benefits are proposed to be paid to any of the Named Executive Officers under any pension or retirement plan.

Termination and Change of Control Benefits

The Corporation has not entered into employment agreements with any of its officers.

Directors Compensation

Director Compensation Table

The following table is a summary of compensation paid to the directors of the Company, other than: (i) directors who are also Named Executive Officers; and (ii) directors who were appointed during the fiscal year 2020 who did not receive any compensation from the Company in any other role during fiscal 2020, for the three most recently completed financial years ended December 31, 2020:

Name and principal position	Year	Fees earned ($) (USD)	Share-based awards ($) (USD)	Option- based awards ($) (USD)	Non-equity incentive plan compensation ($) (USD)	Pension value ($) (USD)	All other compensation ($) (USD)	Total compensation ($) (USD)
Alan Rootenberg	2020 2019 2020	Nil Nil Nil	Nil Nil Nil	$8,381 Nil Nil	Nil Nil Nil	Nil Nil Nil	$3,142 Nil Nil	$11,523l Nil Nil

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table is a summary of option awards granted the directors of the Company, other than directors who are also Named Executive Officers, that were outstanding as at December 31, 2020:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($) (CAD)	Option expiration date	Value of unexercised in-the-money options ($) (CAD)
Alan Rootenberg	100,000	$0.50	August 20, 2025	$95,000
Vered Lotan	Nil	Nil	Nil	Nil
Yonatan de Jongh	Nil	Nil	Nil	Nil

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option – based awards – Value vested during the year ($) (USD)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alan Rootenberg	$8,381	NIL	NIL

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table is a summary of compensation plans under which equity securities of the Company are authorized for issuance as at the financial year ended December 31, 2020:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights $ (CAD)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities listed in the first column)
Equity compensation plans approved by securityholders
Stock Option Plan	2,368,571	0.52	4,297,393
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,368,571		4,297,393

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

No executive officer, director or employee, or former executive officer, director or employee of the Company or any of its subsidiaries was indebted to the Company or any of its subsidiaries as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this Circular, to the knowledge of the Company, no informed person of the Company, nominee for election as director of the Company, or any associate or affiliate of an informed person or nominee, has had or has any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

16

CORPORATE GOVERNANCE PRACTICES

Pursuant to NI 58-101, the Company is required to disclose information relating to its corporate governance practice. The Company’s statement of “Corporate Governance Practices”, approved by the Board, is attached to this Circular as Schedule “C”.

AUDIT COMMITTEE

Pursuant to National Instrument 52-110 – Audit Committees (“NI 52-110”), the Company is required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s charter, composition of the Audit Committee and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee’s Charter

The charter of the Audit Committee is attached to this Circular as Schedule “D”.

Composition of Audit Committee

The Audit Committee has been comprised of Messrs. Alan Rootenberg (Chair), Vered Lotan, and Jonathan de Jongh have been determined by the Board to be “independent” (as such term is defined in NI 52-101) and “financially literate” (as such term is defined in NI 52-110), having the ability to understand and critically evaluate the financial statements of the Company. The Board made this determination based on the experience of each Audit Committee member.

Relevant Education and Experience

Alan Rootenberg, Chairman, has served on the board of directors since May 2020. Mr. Rootenberg is a chartered professional accountant who has served as the Chief Financial Officer of a number of publicly traded companies listed on the TSX, TSXV, OTCBB and CSE. These companies include mineral exploration, mining, technology and companies in the cannabis industry. These companies are: BioHarvest Sciences Inc. (since November 2018); Eco (Atlantic) Oil & Gas Ltd. (since November 2011); Osino Resources Corp. (since June 2018); Empower Clinics Inc. (from August 2013 to May 2018).

Yonatan de Jongh has served on the board of directors since February, 2021. Yonatan de Jongh presently serves as Senior Manager of Revenues and Billing at DraftKings Inc. Mr. de Jongh holds a Bachelor and Master degree in Business Administration and Accounting from College of Management (Rishon Lezion, Israel) from 2015.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Company’s external auditors not been adopted by the Board.

Assessments

The Board does not make regular formal assessments of the Board, its committees or its members. Rather, from time to time, the Board satisfies itself on an informal basis that its members and audit committee are performing effectively; in this respect, from time to time, the Board reviews and considers the size of the Board in relation to the needs of the Corporation, with a view of facilitating effective decision-making and identifying and selecting individuals qualified to become new Board members.

17

Audit Fees

Aggregate fees paid to the Auditor during the fiscal periods indicated were as follows:

	Fiscal year ended December 31, 2019	Fiscal year ended December 31, 2020
Audit Fees (1)	$73,000	$125,000
Audit-related Fees (2)	$18,000	$18,000
Tax Fees (3)	$13,600	$13,000
All Other Fees (4)	-	-
Total	$104,600	$156,000

Notes:

(1)	The aggregate fees billed in connection with the audit of the Company.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billing for tax compliance, tax advice and tax planning.

(4)	The aggregate fees billed for products and services provided by the auditors of the Company, other than as described above.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and the Company’s management’s discussion and analysis for the financial year ended December 31, 2020. A copy of the Company’s audited consolidated financial statements and management’s discussion and analysis can be obtained by emailing the Company at gadi@a2zas.com

18

SCHEDULE “A”

Stock Option Plan

1.	PURPOSE

The purpose of this Stock Option Plan (the “Plan”) is to provide the Corporation with the means to encourage, attract, retain and motivate certain Participants by granting such Participants options to purchase common shares in the Corporation’s capital (the “Common Shares”) thus giving them an on-going proprietary interest in the Corporation.

2.	DEFINITIONS

Unless otherwise defined herein, the following terms have the following meanings:

“Associate” has the meaning given to such term in Policy 1.1 of the Exchange and any amendment thereto or replacement thereof (“Policy 1.1”).

“Black-out Period” means any period established under a disclosure, insider trading or similar policy of the Corporation during which Directors, Employees and Consultants may not exercise options.

“Board” means the board of directors of the Corporation, and, where applicable, includes a committee of the board of directors authorized to administer the Plan pursuant to Subsection (a).

“Cashless Exercise” means an exercise of Options in accordance with Section 4.8 of Policy 4.4.

“Change of Control” means:

(a)	a reorganization, amalgamation, merger or plan of arrangement in connection with any of the foregoing, other than solely involving the Corporation and one or more of its Subsidiaries, with respect to which all or substantially all of the persons who were the beneficial owners of the Common Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement do not, following such reorganization, amalgamation, merger or plan of arrangement beneficially own, directly or indirectly, more than 50 percent of the resulting voting shares on a fully-diluted basis;

(b)	the acquisition of Common Shares by a person or group of persons acting in concert (other than the Corporation or a Subsidiary of the Corporation) as a result of which the offeror and its affiliates beneficially own, directly or indirectly, 50 percent or more of the Common Shares then outstanding; or

(c)	the sale to a person other than a Subsidiary of the Corporation of all or substantially all of the Corporation’s assets.

“Common Shares” has the meaning given to such term in Section 1.

“Consultant” has the meaning given to such term in Policy 4.4 of the Exchange and any amendment thereto or replacement thereof (“Policy 4.4”).

“Consultant Company” has the meaning given to such term in Policy 4.4.

“Corporation” means A2Z Smart Technologies Corp.

“Director” means directors, senior officers and Management Company Employees of the Corporation or directors, senior officers and Management Company Employees of the Corporation’s Subsidiaries.

“Disinterested Shareholder Approval” means the approval of a majority of shareholders of the Corporation voting at a duly called and held meeting of such shareholders, excluding votes of Insiders to whom options may be granted under the Plan.

“Distribution Period” has the meaning given to such term in Subsection (a)(ii)A.

A-1

“Employees” has the meaning given to such term in Policy 4.4.

“Exchange” means the TSX Venture Exchange Inc.

“Exercise Notice” has the meaning given to such term in Subsection (a).

“Hold Period” has the meaning given to such term in Section 16.

“Insider” has the meaning given to such term in Policy 1.1 and includes any person who is an Associate of that Insider.

“Insider Trading Policy” means the Corporation’s current insider trading policy and any amendments thereto or replacement thereof.

“Investor Relations Activities” has the meaning given to such term in Policy 1.1.

“Management Company Employee” means an individual employed by a Person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a Person engaged in Investor Relations Activities.

“Market Price” means the last closing price of the Common Shares listed on the Exchange before the grant of an option to a Participant.

Notwithstanding the foregoing:

(a)	the Market Price shall be adjusted for any share consolidation or split. If any option is granted to a Participant within five (5) days following a consolidation of the Corporation’s share capital, the minimum exercise price per Common Share will be the greater of the Market Price, adjusted for any share consolidation or split, and $0.05;

(b)	if the Corporation announces Material Information regarding the affairs of the Corporation after the grant of an option to a Participant and if the Exchange determines that the person that is the subject of the option grant should reasonably have been aware of that pending Material Information, then the Market Price will be at least equal to the closing price of the Common Shares on the trading day after the day on which that Material Information was announced;

(c)	if the Exchange determines that the closing price is not a fair reflection of the market for the Common Shares and the Common Shares appear to have been high-closed or low-closed, then the Exchange will determine the Market Price to be used;

(d)	if the Corporation is suspended from trading or has for any reason not traded for an extended period of time, the Exchange may determine the deemed Market Price to be used; and

(e)	the Exchange will not generally permit any securities convertible into Common Shares, including incentive stock options, to be issued with an effective conversion price of less than $0.05 per Common Share.

Notwithstanding the foregoing, the minimum exercise price of any option granted pursuant to this Plan must be $0.05 per Common Share or such other price as is acceptable to the Exchange.

“Material Information” has the meaning given to such term in Policy 1.1.

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions.

“Notice” has the meaning given to such term in Section 12.

“Offer” has the meaning given to such term in Subsection 1(1)(a)(c).

“Option Shares” has the meaning given to such term in Subsection 1(1)(a)(c).

“Outstanding Shares” means that number of Common Shares outstanding, on a non-diluted basis, at any point in time as confirmed by the transfer agent and registrar for the Common Shares.

A-2

“Participant” means:

(a)	Directors of the Corporation, present and future;

(b)	Employees (including those persons conducting Investor Relations Activities) of the Corporation, present and future; and

(c)	Consultants of the Corporation, present and future.

“Person” has the meaning given to such term in Policy 1.1.

“Plan” has the meaning given to such term in Section 1.

“Policy 1.1” has the meaning given to such term in this Section 2.

“Policy 4.4” has the meaning given to such term in this Section 2.

“Representatives” has the meaning given to such term in Subsection (a).

“Run-off Period” has the meaning given to such term in Subsection (b).

“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, from time to time.

“Security Based Compensation PlanPlan” has the meaning ascribed thereto in Policy 4.4.

“Subsidiary” has the meaning given to such term in NI 45-106.

“Termination Date” has the meaning given to such term in Subsection (b).

“Withholding Obligations” has the meaning given to such term in Subsection 1(1)(a)(a).

3.	INTERPRETATION

(a)	The insertion of headings in this Plan is for convenience of reference only and in no way defines limits or enlarges the scope or meaning of this Plan or any of its provisions.

(b)	References to the words “herein”, “hereunder”, “hereof”, “hereto” and words of similar import refer to this Plan and any amendments hereto, and not to any particular section of this Plan. References to sections refer to the sections of this Plan unless otherwise stated.

(c)	In this Plan, words importing the singular include the plural and vice versa, words importing the masculine gender include the feminine and neuter genders and vice versa, and words importing persons include individuals, partnerships, associations, trusts, societies, unincorporated organizations and corporations.

4.	ADMINISTRATION

(a)	The Plan shall be administered by the Board, or any committee appointed by the Board to administer this Plan.

(b)	The interpretation, construction and application of the Plan shall be made by the Board and shall be final and binding on all holders of options granted under the Plan and all persons eligible to participate under the provisions of the Plan.

(c)	The Board shall be permitted, through the establishment of appropriate procedures, to monitor the trading of Common Shares by persons who are performing Investor Relations Activities for the Corporation and who have been granted options pursuant to this Plan.

(d)	No member of the Board shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any options granted under it.

A-3

5.	COMMON SHARES SUBJECT TO THE PLAN

(a)	Subject to this Section 5, the maximum number of Common Shares which may be issued under options granted under this Plan, from time to time, shall be equal to ten percent (10%) of the Outstanding Shares of the Corporation less the aggregate number of shares reserved for issuance or issuable under any other Security Based Compensation Plan of the Corporation.

(b)	The maximum number of Common Shares which may be issued to:

(i)	any Consultant in any twelve (12) month period under this Plan may be no more than two percent (2%) of the Outstanding Shares of the Corporation; and

(ii)	all Persons conducting Investor Relations Activities for the Corporation in any twelve (12) month period may be, in aggregate, no more than two percent (2%) of the Outstanding Shares of the Corporation, less the aggregate number of shares reserved for issuance or issuable under any other Security Based Compensation Plan of the Corporation.

(c)	Unless the Corporation has received the requisite Disinterested Shareholder Approval;

(i)	the maximum number of Common Shares which may be issued to any individual in any twelve (12) month period under this Plan may be no more than ten percent (10%) of the Outstanding Shares of the Corporation, less the aggregate number of shares reserved for issuance or issuable under any other Security Based Compensation Plan of the Corporation; and

(ii)	the aggregate number of Common Shares reserved for issuance to Insiders in any twelve (12) month period under the Plan and any other Security Based Compensation may be no more than ten percent (10%) of the Outstanding Shares of the Corporation, less the aggregate number of shares reserved for issuance or issuable under any other Security Based Compensation Plan of the Corporation;

(d)	Common Shares in respect of which an option is granted under the Plan but not exercised prior to the termination of such option, due to the expiration, termination or lapse of such option or otherwise, shall be available for options to be granted thereafter pursuant to the provisions of the Plan. All Common Shares issued pursuant to the exercise of the options granted under the Plan shall be so issued as fully paid and non-assessable Common Shares.

(e)	The Board shall allot, set aside and reserve for issuance for the purpose of this Plan a sufficient number of Common Shares at each meeting of the Board such that the number of Common Shares issuable under Subsection (a) shall be properly allotted, set aside and reserved for issuance.

6.	ELIGIBILITY AND GRANT OF OPTIONS

(a)	Subject to this Section 6, options shall be granted only to Participants of the Corporation.

(b)	Except in relation to Consultant Companies, options may be granted only to companies that are wholly owned by Participants.

(c)	Provided that the Common Shares are listed on the Exchange, if the Participant is a company, including a Consultant Company, the company shall not be permitted to effect or permit any transfer of ownership or option of shares of the company nor to issue further shares of any class of the company to any individual or entity as long as the options remain outstanding, except where the written consent of the Exchange has been obtained.

(d)	Subject to the foregoing, the Board shall have full and final authority to determine the Participants who are to be granted options under the Plan and the number of Common Shares subject to each option grant. Stock options granted under the Plan shall be for the purchase of Common Shares only, and for no other security.

(e)	Unless limited by the terms of the Plan or any regulatory or stock exchange requirement, the Board shall have full and final authority to determine the terms and conditions attached to any grant of options under this Plan.

(f)	The Corporation may only grant options pursuant to resolutions of the Board.

A-4

(g)	In determining options to be granted to Participants, the Board shall give due consideration to the value of each such Participant’s present and potential contribution to the success of the Corporation.

(h)	Any option granted under the Plan shall be subject to the requirement that, if at any time the Corporation shall determine that the listing, registration or qualification of the Common Shares subject to such option, or such option itself, upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such option or the issuance or purchase of Common Shares thereunder, such option may not be granted, accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. For certainty, it is expressly stated that if the Corporation grants options to Participants resident in Canada, the Corporation may only grant options, and issue Common Shares on exercise thereof, to Participants resident in jurisdictions in Canada where NI 45-106 has been complied with. However, nothing herein shall be deemed or construed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

(i)	In the case of options granted to Employees, Consultants or Management Company Employees, the Participant must be a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Corporation or its Subsidiaries.

(j)	The Board shall complete and file, in accordance with applicable law, or shall cause to be completed and filed, all notices, reports, filings or other documentation required by applicable law, regulatory requirement or stock exchange rule, in connection with a grant of options or an issuance or purchase of Common Shares thereunder.

(k)	For certainty, the Board is not required to issue a news release disclosing the grant of options if (i) the Common Shares are not listed on the Exchange or (ii) the options are granted to Employees or Consultants that are not directors or officers of the Corporation or performing Investor Relations Activities for the Corporation, except where the grant constitutes Material Information under applicable securities laws.

7.	PRICE

(a)	The option exercise price per Common Share shall be:

(i)	if the Common Shares are not listed on the Exchange, the fair market value of the Common Shares as determined by the Board at the time such option is granted; and

(ii)	if the Common Shares are listed on the Exchange, the price fixed by the Board when such option is granted, except that

A.	the option exercise price per Common Share shall not be less than the Market Price; and

B.	if options are granted within ninety (90) days of a distribution (the “Distribution Period”) by the Corporation by prospectus, the minimum exercise price per Common Share of those options will be the greater of the Market Price and the price per Common Share paid by the public investors for Common Shares acquired pursuant to such distribution. The Distribution Period shall begin:

I.	on the date the final receipt is issued for the final prospectus in respect of such distribution; and

II.	in the case of a prospectus that qualifies special warrants, on the closing date of the private placement in respect of such special warrants.

(b)	The option price per share will be expressed in Canadian dollars.

8.	PERIOD OF OPTION AND RIGHTS TO EXERCISE

(a)	Subject to the provisions of this Section 8 and Section 9 below, options will be exercisable in whole or in part, and from time to time, at any time following the date of grant and prior to the expiry of their term.

A-5

(b)	If the Common Shares are listed on the Exchange and an option expires during a Black-out Period, then the option shall remain exercisable until the period ending up to two (2) trading days after the end of such Black-out Period, notwithstanding the natural expiry of its term, except that in no event may such exercise occur more than ten (10) years after the initial grant date of the option.

(c)	Options shall not be granted for a term exceeding ten (10) years.

(d)	Subject to the Board’s sole discretion in modifying the vesting of options, from time to time, options granted shall vest, and become exercisable, upon and subject to such terms, conditions and limitations as contained herein and otherwise as the Board may from time to time determine with respect to each option. Notwithstanding the foregoing, options granted to Consultants conducting Investor Relations Activities for the Corporation shall vest over a period of not less than twelve (12) months with no more than twenty-five percent (25%) of the options vesting in any three (3) month period.

(e)	The Common Shares to be purchased upon each exercise of an option shall be paid for in full by the Participant at the time of exercise, provided however that upon requisite Board approval a Participant may complete an exercise of options as a Cashless Exercise.

(f)	Except as provided in Section 9, no option which is held by a Participant may be exercised unless the Participant is then a Participant of the Corporation, and in the case of an Employee, the Employee has been continually employed by the Corporation since the date of the grant of the option, but provided that an authorized absence of leave shall not be considered an interruption of employment for purposes of the Plan.

9.	CESSATION OF PROVISION OF SERVICES

(a)	Death of Participant. In the event of the death of a Participant during the term of the Participant’s option, the option theretofore granted to the Participant shall be exercisable by the Participant’s heirs or administrators (the “Representatives”) within, but only within, the period of one (1) year next succeeding the Participant’s death, and in no event after the expiry date of the option. Before expiry of an option under this Subsection (a), the Board shall notify the Participant’s Representative in writing of such expiry no less than twenty (20) days prior to its expiry.

(b)	Termination of Employment or Office. Subject to the discretion of the Board to determine otherwise, and this Section 9, if any Participant shall cease to be a Participant for any reason, other than for cause or death, the option held by such person shall terminate on the earlier of (i) the expiry date of the option; (ii) ninety (90) days from the date such person ceases to be a Participant; or (iii) such other expiry date as may be determined by the Board at the time that such Participant ceases to be eligible, but shall be expire no later than one (1) year from the date on which the Participant ceases to be a Participant (the “Termination Date”). The Participant may exercise any option issued under the Plan that is then exercisable at any time within that period (the “Run-off Period”), unless an existing agreement between the Participant and the Corporation provides for a different Run-Off Period in which case the terms of that agreement shall continue to be applicable; but provided in all circumstances that no options issued under the Plan shall be exercisable after the expiry date of the options.

In the event that a Participant ceases to be a Participant of the Corporation because of termination for cause, the options of the Participant not exercised at such time shall immediately be cancelled on the date of such termination and be of no further force or effect whatsoever notwithstanding anything to the contrary in the Plan and the Corporation shall have no notification obligation.

(c)	Other. If any Participant shall cease to be a Participant of, or to, the Corporation for any reason other than provided for in this Section 9, the options of the Participant not exercised at such time shall immediately be cancelled and be of no further force or effect whatsoever.

10.	NON-TRANSFERABILITY OF OPTION

Subject to applicable law, no option granted under the Plan shall be assignable or transferable otherwise than by will or by the laws of descent and distribution, and such option shall be exercisable, during a Participant’s lifetime, only by the Participant (subject to Subsection (a)).

A-6

11. AMENDMENTS

(a)	The Board may at any time amend the terms of the Plan or any option issued pursuant to the Plan to:

(i)	reduce the number of Common Shares under option;

(ii)	increase the exercise price of an option; or

(iii)	cancel any option.

(b)	If the Common Shares are listed on the Exchange:

(i)	the Board may approve the amendments set out in Subsection (a) without the approval of the Exchange, provided that the Corporation issues a news release outlining the terms of the amendment; and

(ii)	the Corporation shall be required to obtain the approval of the Exchange for any amendments to the Plan or any option granted pursuant to it that are not covered by Subsection (a).

(c)	Notwithstanding Subsection (a) and Subsection (b):

(i)	the Corporation shall obtain Disinterested Shareholder Approval for any amendment to an option granted to a person who is an Insider at the time of such amendment;

(ii)	the exercise price of any option granted pursuant to this Plan may only be amended if at least six (6) months have elapsed since the later of the date of commencement of the term of the option or the date the exercise price of that option was last amended; and

(iii)	any option granted pursuant to this Plan must be outstanding for at least one (1) year before the Corporation may extend its term provided in all cases that any such extension shall not exceed the term provided for in Subsection (c).

(d)	Provided the Common Shares are listed on the Exchange, if the Corporation cancels an option granted to a Participant and within one (1) year grants new options to the same Participant pursuant to this Plan, the grant of the new options shall be subject to the approval of the Exchange and the requirements set out in Subsection (c), as applicable.

(e)	Any amendment to the terms of this Plan or any option granted pursuant to it shall not alter the terms or conditions of any option or impair the rights of any Participant to any option granted prior to such amendment.

12.	EVIDENCE OF OPTIONS

Following the grant of an option in accordance with the Plan, the Corporation shall forward to such Participant, a Notice of Grant (the “Notice”) substantially in the form attached hereto as Schedule Error! Reference source not found., which Notice shall evidence the grant of the option under the Plan. The Corporation shall also forward to the Participant, in addition to the Notice, a copy of this Plan and, subject to the Common Shares being listed on the Exchange, the Insider Trading Policy (on the first grant of an option) and any other documentation that may be required by applicable law, stock exchange or regulatory requirements.

13.	EXERCISE OF OPTIONS

(a)	An option may be exercised from time to time by delivering to the Corporation at its head or registered office, a written notice of exercise (the “Exercise Notice”) specifying the number of Common Shares with respect to which the option is being exercised and accompanied by payment for the full amount of the purchase price of the Common Shares then being purchased.

(b)	Upon receipt of a certificate of an authorized officer directing the issue of Common Shares purchased under the Plan, the transfer agent of the Corporation is authorized and directed to issue and countersign share certificates for the purchased Common Shares in the name of the Participant or the Participant’s legal personal representative or as may otherwise be directed in writing by the Participant, including into a book-entry system, if requested.

A-7

(c)	Notwithstanding Subsection (h), the Corporation shall not, upon the exercise of any option, be required to register, issue or deliver any Common Shares prior to:

(i)	the listing of such Common Shares on any stock exchange on which the Common Shares may then be listed; and

(ii)	the completion of such registration or other qualification of such Common Shares under any law, rules or regulation as the Corporation shall determine to be necessary or advisable (including, without limitation, NI 45-106).

If any Common Shares cannot be registered, issued or delivered to any Participant for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and any option exercise price paid to the Corporation shall be returned to the Participant without deduction or interest.

14.	CHANGES IN OPTIONS

(a)	Share Consolidation or Subdivision. In the event that the Common Shares are at any time subdivided or consolidated, the number of Common Shares reserved for option and the price payable for any Common Shares that are then subject to option shall be adjusted accordingly.

(b)	Stock Dividend. In the event that the Common Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Common Shares reserved for option and the price payable for any Common Shares that are then subject to option may be adjusted by the Board to such extent as it deems proper in its absolute discretion.

(c)	Effect of a Take-Over Bid. If a bona fide offer to purchase Common Shares (an “Offer”) is made to a Participant or to shareholders of the Corporation generally or to a class of shareholders which includes a Participant, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning of subsection 1(1) of the Securities Act, the Corporation shall, upon receipt of notice of the Offer, notify each Participant of full particulars of the Offer, whereupon all Common Shares subject to such option (“Option Shares”) will become vested and the option may be exercised in whole or in part by the Participant so as to permit the Participant to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if

(i)	the Offer referred to in this Section 15 is not completed within the time frame specified therein (as the same may be extended); or

(ii)	all of the Option Shares tendered by the Participant pursuant to the Offer are not taken up or paid for the offeror in respect thereof,

the options which vested pursuant to this Section 15 shall be returned by the Participant to the Corporation and reinstated as authorized but unissued Common Shares and the original terms applicable to such options shall be reinstated.

(d)	Acceleration of Expiry Date. If at any time when an option granted under the Plan remains unexercised with respect to any unissued Option Shares, an Offer is made by an offeror, the directors may, upon notifying each Participant of full particulars of the Offer, declare all Option Shares issuable upon the exercise of options granted under the Plan, vested, and declare that the expiry date for the exercise of all unexercised options granted under the Plan is accelerated so that all options will either be exercised or will expire prior to the date upon which Common Shares must be tendered pursuant to the Offer.

(e)	Effect of a Change of Control. If a Change of Control occurs, all Option Shares subject to each outstanding option will become vested, whereupon such option may be exercised in whole or in part by the Participant.

15.	RIGHTS PRIOR TO EXERCISE

A Participant shall have no rights whatsoever as a shareholder in respect of any Common Shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Common Shares in respect of which the Participant shall have exercised the option to purchase hereunder and which the Participant shall have actually taken up and paid for in full. For greater certainty a holder of an option under this Plan shall not be permitted to vote on any arrangement of the Corporation proposed to the holders of Common Shares of the Corporation.

A-8

16.	HOLD PERIOD

In addition to any resale restrictions under applicable legislation, all options granted hereunder and all Common Shares issued on the exercise of such options will be subject to a four (4) month hold period (“Hold Period”) from the date the options are granted and the options and any Common Shares issuable on the exercise thereof must bear the following legends:

“Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert the date immediately following the date which is four months after the date of the grant of the option.]”

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) [INSERT THE DISTRIBUTION DATE], AND (II) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.”

17.	WITHHOLDING TAXES

(a)	If, following the exercise by a Participant of an option or a portion thereof in accordance with the provisions of Article 13 hereof, the Corporation is required under the Income Tax Act (Canada) or any other applicable law to make source deductions in respect of any stock option benefits and to remit to the applicable governmental authority an amount on account of tax on the value of the taxable benefit associated with the issuance of Common Shares on exercise of options (“Withholding Obligations”), then the Participant shall, in addition to the payment of the purchase price for the Common Shares then being purchased pursuant to Article 13 hereof:

(i)	pay to the Corporation sufficient cash as is reasonably determined by the Corporation to be the amount necessary to satisfy the Withholding Obligations; or

(ii)	at the discretion of the Corporation, elect to permit the Corporation to reduce the number of Common Shares to be issued to the Participant by the number of Common shares having a fair market value at such time as is equal to the amount necessary to satisfy the Withholding Obligations; or

(iii)	make other arrangements acceptable to the Corporation to fund the Withholding Obligations.

(b)	It is the responsibility of the Participant to ensure that they adhere to tax legislation in their jurisdiction regarding the reporting of benefits derived from the exercise of options.

(c)	In the event any taxation authority should reassess the Corporation for failure to have withheld income tax, or other similar payments from the Participant, pursuant to the provisions herein, the Participant shall reimburse and save harmless the Corporation for the entire amount assessed, including penalties, interest and other charges.

(d)	The Corporation will, within the time and in the manner prescribed by the Income Tax Act (Canada) (or any corresponding requirement under applicable provincial tax law), remit the Withholding Obligation to the Receiver General for Canada or other applicable tax authority and shall, to the extent necessary and within the time and in the manner prescribed by the Income Tax Act (Canada)) (or any corresponding requirement under applicable provincial tax law), make the election contemplated by subsection 110(1.1) of the Income Tax Act (Canada) (or any corresponding requirement under applicable provincial tax law) that neither it nor any person with whom it does not deal at arm’s length (for purposes of the Income Tax Act (Canada)) will deduct any amount in respect of any payment to the Participant in connection with the exercise or surrender of his or her options and the Corporation shall also provide evidence of such election to the Participant forthwith upon making such election.

A-9

18.	NO CONTINUED SERVICE

The granting of an option to a Participant under the Plan shall not impose upon the Corporation any obligation whatsoever to retain the Participant as a Director, Employee, or Consultant of the Corporation.

19.	GOVERNING LAW

This Plan shall be construed in accordance with and be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

20.	EXPIRY OF AN OPTION AND TERMINATION OF THE PLAN

(a)	On the expiry date of any option granted under the Plan, and subject to any extension of such expiry date permitted in accordance with the Plan, such option shall forthwith expire and terminate and be of no further force or effect whatsoever, or as to the Common Shares in respect of which the option has not been exercised.

(b)	The Plan will automatically terminate when, and if, any of the authorizations required to authorize the Plan shall cease.

21.	DISINTERESTED SHAREHOLDER APPROVAL

Unless the Corporation has obtained the requisite disinterested Shareholder approval pursuant to section 3.10 of Policy 4.4, the aggregate number of options granted to any one Person (and, where permitted under Policy 4.4, any companies that are wholly owned by that Person) in a 12-month period must not exceed 5% of the Common Shares, calculated on the date an option is granted to the Person.

22.	EFFECTIVE DATE OF THE PLAN

The Plan shall be effective upon the approval of the Plan by:

(a)	the stock exchange upon which the Shares of the Corporation may be posted or listed for trading, and shall comply with the requirements from time to time of the stock exchange; and

(b)	the holders of the Common Shares (the “Shareholders”), by the affirmative vote of a majority of the votes attached to the Common Shares entitled to vote and be represented and voted at an annual or special meeting of Shareholders held, among other things, to consider and approve the Plan.

23.	SEVERABILITY

If any provision of this Plan shall be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Plan and the remaining provisions shall continue in full force and effect.

24.	SUB PLAN FOR PARTICIPANTS SUBJECT TO ISRAELI TAXATION

Any Participants who are resident in Israel shall be subject to the Sub Plan attached hereto as Appendix “A” (the “102 Plan”). For greater certainty any issuances to Participants subject to the 102 Plan shall only be issuable provided they do not contradict the regulations of the Exchange.

25.	ENTIRE PLAN

This Plan constitutes the entire stock option plan for the Corporation and its Participants and supersedes any prior stock option plans for such persons.

A-10

APPENDIX “A”

A2Z SMART TECHNOLOGIES CORP.

STOCK OPTION PLAN

SUB-PLAN FOR PARTICIPANTS SUBJECT TO ISRAELI TAXATION

This Sub-Plan (“Sub-Plan”) to the A2Z Smart Technologies Corp. Stock Option Plan (the “Plan”) is hereby established effective in accordance with Section 21 of the Plan.

1.	DEFINITIONS

As used herein, the following terms shall have the meanings hereinafter set forth, unless the context clearly indicates to the contrary. Any capitalized term used herein which is not specifically defined in this Sub-Plan shall have the meaning set forth in the Plan.

1.1.	“Controlling Shareholder” – shall have the meaning ascribed to such term in Section 32(9) of the Ordinance.

1.2.	“Eligible 102 Participants” – employees or officers of the Corporation which are not classified as Controlling Shareholders, before the grant of the Options and/or after such grant.

1.3.	“Ordinance” – the Israeli Income Tax Ordinance [New Version], 1961, and the rules and regulations promulgated thereunder, including without limitation, the Income Tax Rules (Tax benefits in Stock Issuance to Employees) 5763-2003, as are in effect from time to time, and any similar successor rules and regulations.

1.4.	“Section 102” – Section 102 of the Ordinance and the rules and regulations promulgated thereunder, as are in effect from time to time, and any similar successor rules and regulations.

1.5.	“Subsidiary” – for purposes of eligibility under the Sub-Plan shall have the meaning of the term in the Plan, provided however that any Subsidiary shall be an “employing Corporation” within the meaning of such term in Section 102.

1.6.	“Trustee” – the trustee designated or replaced by the Corporation and/or applicable Subsidiary for the purposes of the Plan and this Sub-Plan and grants under Section 102 made thereunder and approved by the Israeli Tax Authorities all in accordance with the provisions of Section 102.

2.	GENERAL

2.1.	The purpose of this Sub-Plan is to establish certain rules and limitations applicable to options to purchase Common Shares (“Options”) granted to Participants, the grant of Options to whom (or the exercise or transfer thereof by whom) are subject to taxation in Israel (“Israeli Participants”), in order that such options may comply with the requirements of Israeli law, including, if applicable, Section 102.

2.2.	The Plan and this Sub-Plan are complementary to each other and shall be read and deemed as one. In the event of any contradiction, whether explicit or implied, between the provisions of this Sub-Plan and the Plan, the provisions of this Sub-Plan shall prevail with respect to Options granted to Israeli Participants.

2.3.	Options may be granted under this Sub-Plan in one of the following tax tracks, at the Corporation’s discretion and subject to applicable restrictions or limitations as provided in applicable law including without limitation any applicable restrictions and limitations in Section 102 regarding the eligibility of Israeli Participants to each of the following tax tracks, based on their capacity and relationship towards the Corporation:

2.3.1.	“102 Trustee Option” – an Option granted through a Trustee in accordance with and pursuant to Section 102 in one of the following tax tracks: (i) the tax alternative set forth in Section 102(b)(2)/(3) of the Ordinance pursuant to which income resulting from the sale or transfer from the Trustee of Common Shares derived from 102 Trustee Options is intended to be taxed as a capital gain, subject to meeting the required conditions thereunder (“Capital Gains Track”) or (ii) the tax alternative set forth in Section 102(b)(1) of the Ordinance pursuant to which income resulting from the sale or transfer from the Trustee of Common Shares derived from 102 Trustee Options is taxed as ordinary income (“Ordinary Income Track”); or

A-11

2.3.2.	“102 Non-Trustee Option” – an Option granted not through a Trustee in accordance with and pursuant to Section 102; or

2.3.3.	“3(i) Option” – an Option granted pursuant to Section 3(i) of the Ordinance.

3.	ADMINISTRATION

Without derogating from the powers and authorities of the Board detailed in the Plan, the Board shall have the sole and full discretion and authority, without the need to submit its determinations or actions to the shareholders of the Corporation for their approval or authorization, unless such approval is required to comply with applicable mandatory law, to administer this Sub-Plan and to take all actions related hereto and to such administration, including without limitation the performance, from time to time and at any time, of any and all of the following: (a) the determination of the specific tax track (as described in Section 2.3 above) in which the Options are to be issued; (b) the election by the Corporation, with respect to grant of 102 Trustee Options, of either one of the following tax tracks – “Capital Gains Track” or “Ordinary Income Track”, as provided in and in accordance with Section 102 (the “Election”); (c) the appointment of the Trustee; and (d) the adoption of forms of Notice to be applied with respect to Israeli Participants, incorporating and reflecting, inter alia, relevant provisions regarding the grant of Options in accordance with this Sub-Plan, and the amendment or modification from time to time of the terms of such Notice.

4.	SECTION 102 ELECTION

4.1.	102 Trustee Options shall be granted pursuant to either (a) Section 102(b)(2)/(3) of the Ordinance as Capital Gains Track or (b) Section 102(b)(1) of the Ordinance as Ordinary Income Track. The Corporation’s Election regarding the type of 102 Trustee Option it chooses to make shall be filed with the Israeli Tax Authority (the “ITA”). Once the Corporation has filed such Election, it may change the type of 102 Trustee Options that it chooses to make only after the lapse of at least 12 months from the end of the calendar year in which the first grant was made in accordance with the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Corporation from granting 102 Non-Trustee Option to Eligible 102 Participants at any time.

4.2.	Eligible 102 Participants may receive only 102 Trustee Options or 102 Non-Trustee Options under this Sub-Plan. Israeli Participants who are not Eligible 102 Participants may be granted only 3(i) Options under this Sub-Plan.

4.3.	The Notice shall indicate whether the grant is a 102 Trustee Option, a 102 Non-Trustee Option or a 3(i) Option; and, if the grant is a 102 Trustee Options, the Election of tax track.

5.	102 TRUSTEE OPTIONS

5.1.	Notwithstanding anything to the contrary in the Plan, 102 Trustee Options granted hereunder shall be granted to, and the Common Shares issued pursuant thereto and all rights attached thereto (including bonus shares), shall be issued to the Trustee, and all such Options and Common Shares shall be registered in the name of the Trustee, who shall hold them in trust until such time as they are released by the transfer or sale thereof by the Trustee which will be at least such period of time as required by the provisions of Section 102 applicable to 102 Trustee Options (the “Restricted Period”). In case the requirements of Section 102 for 102 Trustee Options are not met, then the 102 Trustee Options may be regarded as 102 Non-Trustee Options, all in accordance with the provisions of Section 102.

5.2.	Notwithstanding anything to the contrary in the Plan, the date of grant of a 102 Trustee Option shall be the date of the resolution of the Board approving the grant of such Options, which in the case of 102 Trustee Options shall not be before the lapse of 30 days (or such other period which may be determined by the Ordinance from time to time) from the date upon which the Plan is first submitted to the ITA.

5.3.	Subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, the Israeli Participant shall provide the Corporation and the Trustee with a written undertaking and confirmation under which the Israeli Participant confirms that he/she is aware of the provisions of Section 102 and the elected tax track and agrees to the provisions of the trust agreement between the Corporation and the Trustee, and undertakes not to release, by sale or transfer, the 102 Trustee Options, and the Common Shares issued pursuant thereof, and all rights attached thereto (including bonus shares) prior to the lapse of the Restricted Period. The Israeli Participant shall not be entitled to sell or release from trust the 102 Trustee Options, nor the Common Shares issued pursuant thereof, nor any right attached thereto (including bonus shares), nor to request the transfer or sale of any of the same to any third party, before the lapse of the Restricted Period. Notwithstanding the above, if any such sale or transfer occurs during the Restricted Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Israeli Participant.

A-12

5.4.	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Notice and applicable law, the Trustee shall not release, by sale or transfer, the Common Shares issued pursuant to 102 Trustee Options, and all rights attached thereto to the Israeli Participant, or to any third party to whom the Israeli Participant wishes to sell the Common Shares (unless the contemplated transfer is by will or laws of descent) unless and until the Trustee has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Corporation and the Trustee.

5.5.	Without derogating from the provisions of the Plan, it is hereby further clarified that with respect to Common Shares issued pursuant to 102 Trustee Options, as long as they are registered in the name of the Trustee, the Trustee shall be the registered owner of such Common Shares. Notwithstanding, the Trustee shall not exercise the voting rights conferred by such Common Shares in any way whatsoever, and shall issue a proxy to the Israeli Participant to vote such shares, subject to and in accordance with the provisions of Section 102.

5.6.	Cash dividends paid or distributed, if any, with respect to Common Shares issued pursuant 102 Trustee Options shall be remitted directly to the Israeli Participant who is entitled to the 102 Trustee Options for which the dividends are being paid or distributed, subject to any applicable taxation on such distribution of dividend, and the withholding thereof, and when applicable, subject to the provisions of Section 102.

5.7.	All bonus shares to be issued by the Corporation, if any, with regard to Common Shares issued pursuant to 102 Trustee Options, while held by the Trustee, shall be registered in the name of the Trustee; and all provisions applying to such Common Shares shall apply to bonus shares issued by virtue thereof, if any, mutatis mutandis. Said bonus shares shall be subject to the Restricted Period of the 102 Trustee Options by virtue of which they were issued.

5.8.	The Corporation shall be under no duty to ensure, and no representation or commitment is made, that any of the Options qualifies or will qualify under any particular tax treatment (such as Section 102), nor shall the Corporation be required to take any action for the qualification of any of the Options under such tax treatment. The Corporation shall have no liability of any kind or nature in the event that, for any reason whatsoever, the Options do not qualify for any particular tax treatment.

5.9.	Solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if on the date of grant the Corporation’s Common Shares are listed on any established stock exchange or a national market system or if the Corporation’s Common Shares will be registered for trading within ninety (90) days following the date of grant of 102 Trustee Options, the fair market value of the Common Shares at the date of grant shall be determined in accordance with the average value of the Corporation’s Common Shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

5.10.	Notwithstanding the provisions of the Plan: (i) payment of the exercise price with respect to 102 Trustee Option (if applicable) shall be made solely in cash, unless and to the extent permitted under Section 102 or as expressly authorized by the ITA; (ii) 102 Trustee Options may be settled for Shares only and not for cash.

6.	102 NON-TRUSTEE OPTIONS

6.1.	102 Non-Trustee Options granted hereunder shall be granted to, and the Common Shares issued pursuant to the exercise thereof, issued to, the Israeli Participant.

6.2.	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Notice and applicable law, the Common Shares issued pursuant to the exercise of the 102 Non-Trustee Options, and all rights attached thereto shall not be transferred unless and until the Corporation has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Corporation.

A-13

6.3.	An Israeli Participant to whom 102 Non-Trustee Options are granted must provide, upon termination of his/her employment, a surety or guarantee to the satisfaction of the Corporation, to secure payment of all taxes which may become due upon the future transfer of his/her Common Shares to be issued pursuant to 102 Non-Trustee Options, all in accordance with the provisions of Section 102.

7.	3(I) OPTIONS

7.1.	3(i) Options granted hereunder shall be granted to, and the Common Shares issued pursuant thereto issued to, the Israeli Participant.

7.2.	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Notice and applicable law, the 3(i) Options cannot be exercised unless and until the Corporation has either (a) withheld payment of all taxes required to be paid upon the exercise thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Corporation.

8.	TAX CONSEQUENCES

8.1.	Without derogating from and in addition to any provisions of the Plan, any and all tax and/or other mandatory payment consequences arising from the grant, exercise or vesting of Options, the payment for or the transfer or sale of Common Shares, or from any other event or act in connection therewith (including without limitation, in the event that the Options do not qualify under the tax classification/tax track in which they were intended) whether of the Corporation, a Subsidiary, the Trustee or the Israeli Participant, including without limitation any non-compliance of the Israeli Participant with the provisions hereof, shall be borne solely by the Israeli Participant. The Corporation, any applicable Subsidiary, and the Trustee, may each withhold (including at source), deduct and/or set-off, from any payment made to the Israeli Participant, the amount of the taxes and/or other mandatory payments of which is required with respect to the Options and/or Common Shares. Furthermore, each Israeli Participant shall indemnify the Corporation, the applicable Subsidiary and the Trustee, or any one thereof, and hold them harmless from any and all liability for any such tax and/or other mandatory payments or interest or penalty thereupon, including without limitation liabilities relating to the necessity to withhold, or to have withheld, any such tax and/or other mandatory payments from any payment made to the Israeli Participant.

8.2.	Without derogating from the aforesaid, each Israeli Participant shall provide the Corporation and/or any applicable Subsidiary with any executed documents, certificates and/or forms that may be required from time to time by the Corporation or such Subsidiary in order to determine and/or establish the tax liability of such Israeli Participant.

8.3.	Without derogating from the foregoing, it is hereby clarified that the Israeli Participant shall bear and be liable for all tax and other consequences in the event that his/her 102 Trustee Options and/or the Common Shares issued pursuant to the exercise thereof are not held for the entire Restricted Period, all as provided in Section 102.

8.4.	The Corporation and/or, when applicable, the Trustee shall not be required to release any share certificate to an Israeli Participant until all required payments have been fully made.

9.	SUBORDINATION TO THE ORDINANCE

9.1.	It is clarified that the grant of the 102 Trustee Options hereunder is subject to the filing with the ITA of the Plan and this Sub-Plan, in accordance with Section 102.

9.2.	Any provisions of Section 102 or Section 3(i) of the Ordinance and/or any of the rules or regulations promulgated thereunder, which are not expressly specified in the Plan or in the applicable Notice, including without limitation any such provision which is necessary in order to receive and/or to keep any tax benefit, including but not limited any tax ruling received in connection with the Plan and this Sub-Plan, and any approval or guidance issued by the ITA shall be deemed incorporated into this Sub-Plan and binding upon the Corporation, any applicable Subsidiary and the Israeli Participant and shall be considered binding upon the Corporation and the Participants.

9.3.	The Options, the Plan, this Sub-Plan and any applicable Notice are subject to the applicable provisions of the Ordinance, which shall be deemed an integral part of each, and which shall prevail over any term that is inconsistent therewith.

10.	GOVERNING LAW & JURISDICTION

This Sub-Plan shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the principles of conflict laws. The competent courts of the central district and/or the competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to this Sub-Plan.

A-14

SCHEDULE “B”

RESTRICTED SHARE UNIT PLAN

The purpose of this Plan is to advance the interests of the Company by: (i) providing Eligible Persons with incentives; (ii) rewarding performance by Participants; (iii) increasing the proprietary interest of Participants in the success of the Company; (iv) encouraging Participants to remain with the Company or its Affiliates; (v) attracting new directors, employees, officers and Consultants; and; (vi) aligning the interests of the Participants with those of the shareholders of the Company.

ARTICLE 1 – INTERPRETATION

Section 1.1 Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Affiliate” has the meaning ascribed to that term in Section 1.3 of National Instrument 45-106 and any amendment thereto or replacement thereof;

(b)	“Applicable Law” means the requirements relating to the administration of restricted share unit plans under the applicable corporate and securities laws of British Columbia and Canada, any Stock Exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any foreign country or jurisdiction which apply to RSUs granted under the Plan

(c)	“Associate” has the meaning ascribed to that term under Section 1 of the Securities Act (British Columbia) and any amendment thereto or replacement thereof;

(d)	“Board” means the board of directors of the Company as constituted from time to time;

(e)	“Business Day” means a day, other than a Saturday or Sunday, on which banking institutions in Toronto, British Columbia are not authorized or obligated by law to close;

(f)	“Cause”, the existence of which will be determined in good faith by the Board or a designee of the Board, with respect to a Participant shall, if such Participant has entered into a service or employment agreement with the Company or an Affiliate that is in effect, have the meaning given to the term in that agreement, or, if no such agreement exists, or if “Cause” is not defined therein, then Cause shall include such Participant’s:

(i)	willful misconduct of the Participant with regard to the Company, or an Affiliate, which constitutes a material breach of any of his or her obligations set forth in any written agreement governing the terms of the Participant’s service as the same may then be in effect and such breach, if curable, has not been cured within fifteen (15) days after written notice by the Company, or the affected Affiliate, to the Participant;

(ii)	fraud, embezzlement, theft or other material dishonesty by the Participant with respect to the Company, or an Affiliate;

(iii)	the Participant’s material breach of his or her fiduciary duties as an officer or manager of the Company, or an Affiliate, or as an officer, trustee, director or other fiduciary of any pension or benefit plan of the Company, or an Affiliate, or willful misconduct which has, or could reasonably be expected to have, a material adverse effect upon the business, interests or reputation of the Company, or an Affiliate, and such breach or conduct, if curable, has not been cured within fifteen (15) days after written notice by the Company, or the affected Affiliate, to the Participant;

(iv)	the Participant’s indictment for, or a plea of nolo contendere to, any felony or an analogous provision under the laws of a local jurisdiction; or

(v)	refusal or failure by the Participant to attempt in good faith to follow or carry out the reasonable written instructions of the Board which failure, if curable, does not cease within fifteen (15) days after written notice of such failure is given to the Participant by the Board. For purposes of this paragraph, no act, or failure to act, on the Participant’s part shall be considered “willful” unless done or omitted to be done by him or her not in good faith and without reasonable belief that his or her action or omission was in the best interests of the Company;

B-1

Notwithstanding the foregoing, to the extent that an alternative definition of Cause is provided in the Participant’s Grant Certificate, “Cause” shall have the meaning assigned thereto; provided that any alternative definition of Cause in the Grant Certificate shall govern and supersede any alternative definition of Cause in any applicable service or employment agreement to the extent of any inconsistencies between such definitions;

(g)	“Change of Control Event”, shall, if such Participant has entered into a service or employment agreement with the Company or an Affiliate that is in effect, have the meaning given to the term in that agreement, or, if no such agreement exists, or if “Change of Control” is not defined therein, means:

(i)	a reorganization, amalgamation, merger or plan of arrangement in connection with any of the foregoing, other than solely involving the Company and one or more of its Affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement do not, following such reorganization, amalgamation, merger or plan of arrangement beneficially own, directly or indirectly, more than 50 percent of the resulting voting shares on a fully-diluted basis;

(ii)	the acquisition of Shares by a person or group of persons acting in concert (other than the Company or an Affiliate) as a result of which the offeror and its affiliates beneficially own, directly or indirectly, 50 percent or more of the Shares then outstanding; or

(iii)	the sale to a person other than an Affiliate of all or substantially all of the Company’s assets;

Notwithstanding the foregoing, to the extent that an alternative definition of Change of Control Event is provided in the Participant’s Grant Certificate, “Change of Control Event” shall have the meaning assigned thereto; provided that any alternative definition of Change of Control Event in the Grant Certificate shall govern and supersede any alternative definition of Cause in any applicable service or employment agreement to the extent of any inconsistencies between such definitions;

(h)	“COC Date” means the date of any Change of Control Event.

(i)	“Company” means A2Z Smart Technologies Corp. and its respective successors and assigns, and any reference in the Plan to action by the Company means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Company;

(j)	“Consultant” has the meaning ascribed to that term in Policy 4.4 of the TSXV and any amendment thereto or replacement thereof;

(k)	“Date of Grant” means the date on which a particular Restricted Share Unit is granted by the Board as evidenced by the Grant Certificate pursuant to which the particular Restricted Share Unit was granted;

(l)	“Disinterested Shareholder Approval” means the approval of a majority of Shareholders of the Company voting at a duly called and held meeting of such Shareholders, excluding votes of Insiders to whom RSUs may be granted under the Plan.

(m)	“Effective Date” has the meaning ascribed in Section 2.3 2.3;

(n)	“Eligible Person” means any director, officer, employee or Consultant of the Company or any of its Affiliates and any such person’s personal holding company, as designated by the Board in a resolution;

(o)	“Expire” means, with respect to a Restricted Share Unit, the termination of such Restricted Share Unit, on the occurrence of which such Restricted Share Unit is void, incapable of settlement, and of no value whatsoever; and Expires and Expired have a similar meaning;

B-2

(p)	“Fair Market Value” means, on any particular day, the Market Price of a Share, but if the Shares are not listed and posted for trading on the Stock Exchange at the relevant time, it shall be the fair market value of the Share, as determined by the Board acting in good faith;

(q)	“Good Leaver Termination” means the termination of the Participant’s service with the Company, or an Affiliate, without Cause or due to the Participant’s resignation with Good Reason;

(r)	“Good Reason”, the existence of which will be determined in good faith by the Board or a designee of the Board, with respect to a Participant shall, if such Participant has entered into a service or employment agreement with the Company or an Affiliate that is in effect, have the meaning given to the term in that agreement, or, if no such agreement exists, or if “Good Reason” is not defined therein, then Good Reason means:

(i)	without the express written consent of the Participant, any change or series of changes in the responsibilities, authority, status or reporting relationship of the Participant with the Company, or an Affiliate, such that immediately after such change or series of changes, the responsibilities, authority, status or reporting relationship of the Participant, taken as a whole, are not at least substantially equivalent to those assigned to the Participant immediately prior to such change or series of changes, excluding for this purpose an isolated and inadvertent action not taken in bad faith and which is remedied by the Company, or an Affiliate, promptly after receipt of notice thereof given by the Participant;

(ii)	a reduction by the Company, or an Affiliate, in the Participant’s annual base salary, except:

A.	as part of a general reduction in the base salary of all or substantially all of the senior executives of the Company, or an Affiliate, which affects the Participant in substantially the same manner as the other senior executives who are also affected by such general reduction; and

B.	which reduction does not constitute more than 10% of his or her base salary;

(iii)	the taking of any action by the Company, or an Affiliate, which would materially adversely affect the Participant’s participation in or materially reduce the Participant’s benefits, except, in any such case, as part of a general reduction in benefits of all or substantially all of the senior executives of the Company, or an Affiliate, which affects the Participant in substantially the same manner as the other senior executives who are also affected by such general reduction; or

(iv)	any requirement by the Company, or an Affiliate, that the Participant’s principal office be relocated to a location which is more than 50 kilometers from his or her then current location, provided that the Participant has not acquiesced or agreed to such relocation;

Notwithstanding the foregoing, to the extent that an alternative definition of Good Reason is provided in the Participant’s Grant Certificate, “Good Reason” shall have the meaning assigned thereto; provided that any alternative definition of Cause in the Grant Certificate shall govern and supersede any alternative definition of Good Reason in any applicable service or employment agreement to the extent of any inconsistencies between such definitions;

(s)	“Insiders” has the meaning ascribed thereto in the policies of the Stock Exchange;

(t)	“Investor Relations Activities” has the meaning given to such term in Policy 1.1 of the TSXV and any amendment thereto or replacement thereof;

(u)	“Grant Certificate” means a certificate of the Company under which a Restricted Share Unit is granted, substantially in the form attached hereto as Schedule “A”, as may be amended from time to time;

(v)	“Market Price” means, on any particular day (i) the volume weighted average closing price of a Share on the Stock Exchange for the five (5) preceding days on which the Shares were traded if measured outside of a black-out period (a period self-imposed by the Company during which designated employees cannot trade the securities of the Company), and (ii) if measured during a black-out period, the volume weighted average closing price of a Share on the Stock Exchange for the three (3) days following the last day of such black-out period on which the Shares are traded; notwithstanding the foregoing, the Market Price of a Share on the Effective Date shall be deemed to be the opening price of a Share on the Stock Exchange on that day;

B-3

(w)	“Outstanding Shares” means that number of Shares outstanding, on a non-diluted basis, at any point in time as confirmed by the transfer agent and registrar for the Shares.

(x)	“Participant” means an Eligible Person to whom a Restricted Share Unit has been granted;

(y)	“Performance Criteria” means criteria established by the Board in respect of each RSU grant, if any, which, without limitation, may include criteria based on the financial performance of the Company and/or any Affiliate.

(z)	“Plan” means this Restricted Share Unit Plan, as amended from time to time;

(aa)	“Policy 4.4” means Policy 4.4 of the TSXV and any amendment thereto or replacement thereof;

(bb)	“Restricted Share Unit” and “RSU” mean a unit granted or credited to a Participant’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles a Participant to receive RSU Shares.

(cc)	“RSU Shares” means the Shares delivered to the Participant in accordance with the provisions of the Plan in settlement of RSUs under this Plan.

(dd)	“Security Based Compensation” has the meaning ascribed thereto in Policy 4.4;

(ee)	“Security Based Compensation Plans” has the meaning ascribed thereto in Policy 4.4;

(ff)	“Share” means a common share in the capital of the Company, and includes any shares of the Company into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed;

(gg)	“Shareholders” means holders of Shares;

(hh)	“Source Deductions” has the meaning given to that term in 0;

(ii)	“Special Value” has the meaning given to that term in Section 4.3;

(jj)	“Stock Exchange” means the TSXV or, if the Shares are not listed or posted for trading on the TSXV, the Stock Exchange on which the Shares are listed or posted for trading;

(kk)	“Termination Date” means the date on which a Participant ceases to be an Eligible Person as a result of a termination of employment with the Company or an Affiliate for any reason, including death, retirement, resignation, or Cause. For the purposes of the Plan, a Participant’s employment with the Company or an Affiliate shall be considered to have terminated effective on the last day of the Participant’s actual and active employment with the Company or Affiliate whether such day is selected by agreement with the individual, unilaterally by the Company or Affiliate and whether with or without advance notice to the Participant. For the avoidance of doubt, no period of notice or pay in lieu of notice that is given or that ought to have been given under applicable law in respect of such termination of employment that follows or is in respect of a period after the Participant’s last day of actual and active employment shall be considered as extending the Participant’s period of employment for the purposes of determining his or her entitlement under the Plan;

(ll)	“Transfer” includes without limitation any sale, exchange, assignment, gift, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title, beneficial ownership or the risk of economic exposure passes from one person to another, or to the same person in a different capacity, whether or not voluntary and whether or not for value, and any registered security interest or other agreement in connection with, or to effect, any of the foregoing;

(mm)	“TSXV” means the TSX Venture Exchange; and

(nn)	“Vesting Date” means the date or dates determined in accordance with the terms of the Grant Certificate entered into in respect of such Restricted Share Units (as described in Section 3.44, on and after which a particular Restricted Share Unit may be settled, subject to amendment or acceleration from time to time in accordance with the terms hereof.

In the Plan, words importing the singular number shall include the plural and vice versa.

B-4

ARTICLE 2 – GENERAL PROVISIONS

Section 2.1 Administration

(1)	The Plan shall at all times be subject to Policy 4.4.

(2)	The Board shall administer this Plan.

(3)	Subject to the terms and conditions set forth herein, the Board has the authority: (i) to grant Restricted Share Units to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions, vesting period, Performance Criteria, and conditions, if any, upon such grants; (iii) to interpret this Plan and all agreements entered into hereunder; (iv) to adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; and (v) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable, subject to the rules and policies of the TSXV. The Board’s guidelines, rules, interpretations, and determinations shall be conclusive and binding upon the Company, its Affiliates, and all Participants, Eligible Persons and their legal, personal representatives and beneficiaries.

(4)	Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee and/or to any member thereof. For greater certainty, any such delegation by the board of directors may be revoked at any time at the board of directors’ sole discretion.

(5)	No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such person shall be entitled to indemnification by the Company with respect to any such action or determination.

(6)	The Company will be responsible for all costs related to the administration of the Plan.

(7)	The Board may adopt such rules or regulations and vary the terms of this Plan and any grant hereunder as it considers necessary to address tax or other requirements of any applicable non-Canadian jurisdiction.

(8)	The maximum number of RSUs which may be issued under this Plan, from time to time, shall be 2,696,047.

(9)	The maximum term of any RSU grant shall not exceed ten (10) years.

(10)	Shares issued pursuant to a RSU grant, do not become available again for grant unless an amendment filing is made and approved by the TSXV.

Section 2.2 Amendment and Termination

(1)	The Board may, in its sole discretion, suspend, terminate, amend or revise the Plan at any time or from time to time amend or revise the terms of the Plan or of any Restricted Share Unit granted under the Plan and any Grant Certificate relating thereto, subject to any required regulatory approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Restricted Share Unit previously granted except as permitted by the terms of this Plan or as required by Applicable Laws.

(2)	If the Plan is terminated, the provisions of the Plan will continue in effect as long as any Restricted Share Unit or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such amendments to the Plan or the Restricted Share Unit as they would have been entitled to make if the Plan were still in effect.

Section 2.3 Effective Date

The Plan is established for Eligible Persons, effective on the date that the Plan has been adopted by the Board (the “Effective Date”) provided, however, that no Shares underlying a vested RSU shall be issued by the Company to a Participant in accordance with the Plan prior to the Plan having received the necessary regulatory and Disinterested Shareholder Approvals.

B-5

Section 2.4 Tax Withholdings and Deductions

Notwithstanding any other provision contained herein, the Company or the relevant Affiliate, as applicable, shall be entitled to withhold from any amount payable to a Participant, either under this Plan or otherwise, such amounts as may be necessary so as to ensure that the Company or the relevant Affiliate is in compliance with the applicable provisions of any federal, provincial or local law relating to the withholding of tax or other required deductions relating to the settlement of any Restricted Share Units (the “Source Deductions”). The Company or the relevant Affiliate, as applicable, shall have the right in its discretion to satisfy any such Source Deductions by retaining or acquiring any Shares which would otherwise be issued or provided to a Participant hereunder,. The Company or the relevant Affiliate, as applicable, shall also have the right to withhold the delivery of any RSUs and RSU Shares unless and until such Participant pays to the Company or the relevant Affiliate, as applicable, a sum sufficient to indemnify the Company or the relevant Affiliate, as applicable, for any liability to withhold tax in respect of the amounts included in the income of such Participant as a result of the settlement of RSUs under this Plan, to the extent that such tax is not otherwise being withheld from payments to such Participant by the Company or the relevant Affiliate, as applicable,.

Section 2.5 Non-Transferability

No Transfer of Restricted Share Units, whether voluntary, involuntary, by operation of law or otherwise (other than upon the death of the Participant), vests any interest or right in such Restricted Share Units whatsoever in any assignee or transferee.

Section 2.6 Participation in this Plan

(1)	A Restricted Share Unit granted hereunder shall not be deemed to give any Participant any interest or title or any rights as a Shareholder or any other legal or equitable right against the Company, or any of its Affiliates whatsoever, including without limitation, the right to vote as a Shareholder and the right to participate in any new issue of Shares to existing holders of Shares.

(2)	Participants (and their legal personal representatives) shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Company or any Affiliate by virtue of being granted an RSU. No assets of the Company or any Affiliate shall be held in any way as collateral security for the fulfillment of the obligations of the Company or any Affiliate under this Plan. The Company’s or any Affiliate’s obligation under this Plan shall be merely that of an unfunded and unsecured promise of the Company or such Affiliate to issue Shares or pay money in the future, as applicable, and the rights of Participants (and their legal personal representatives) shall be no greater than those of unsecured general creditors.

(3)	The Plan shall not give any Eligible Person the right or obligation to or to continue to serve as a Consultant, director, officer or employee, as the case may be, to or of the Company or any of its Affiliates. Furthermore, no grant of a Restricted Share Unit shall be made until the Board has received satisfactory evidence confirming that the Eligible Person is a bona fide Eligible Person at the time of the grant.

(4)	The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or settlement of a Restricted Share Unit or transactions in the Shares. With respect to any fluctuations in the market value of Shares, neither the Company, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Restricted Share Units will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

Section 2.7 Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid, or delivered by courier, by facsimile transmission or by electronic mail addressed, if to the Company, to the office of the Company in Toronto, British Columbia, Attention: Corporate Secretary; or if to a Participant, to such Participant at his or her address as it appears on the books of the Company or in the event of the address of any such Participant not so appearing, then to the last known address of such Participant; or if to any other person, to the last known address of such person.

B-6

Section 2.8 Governing Law

The Plan shall be governed by the laws of British Columbia and the federal laws of Canada applicable therein.

ARTICLE 3 – RESTRICTED SHARE UNITS

Section 3.1 Grant

(1)	Subject to the provisions of this Plan, the Board may grant Restricted Share Units to any Eligible Person upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine.

(2)	The grant of a Restricted Share Unit shall be evidenced by a Grant Certificate, signed on behalf of the Company.

(3)	The Company shall maintain a notional account for each Participant, in which shall be recorded the number of vested and unvested Restricted Share Units granted or credited to such Participant.

(4)	The grant of a Restricted Share Unit to a Participant, or the settlement of a Restricted Share Unit, under the Plan shall neither entitle such Participant to receive nor preclude such Participant from receiving subsequently granted Restricted Share Units.

Section 3.2 Grant Limitations

(1)	Notwithstanding anything to the contrary herein, grants of Restricted Share Units shall be subject to the following limitations:

(a)	the aggregate number of Restricted Share Units and all other Security Based Compensation Plans granted to any one Eligible Person (and companies wholly owned by that Eligible Person) in a 12-month period must not exceed 5% of the Shares, calculated on the date a Restricted Share Unit is granted to the Eligible Person (unless the Company has obtained the requisite Disinterested Shareholder Approval);

(b)	the aggregate number of Restricted Share Units and all other Security Based Compensation Plans granted to Insiders, as a group, (and companies wholly owned by Insiders) at any time must not exceed 10% of the Shares, (unless the Company has obtained the requisite Disinterested Shareholder Approval

(c)	the aggregate number of Restricted Share Units and all other Security Based Compensation Plans granted to Insiders, as a group, (and companies wholly owned by Insiders) in a 12-month period must not exceed 10% of the Shares, calculated on the date a Restricted Share Unit or other Security Based Compensation is granted to Insiders (unless the Company has obtained the requisite Disinterested Shareholder Approval

(d)	the aggregate number of Restricted Share Units and all other Security Based Compensation Plans granted to any one Consultant in a 12-month period must not exceed 2% of the Shares of the Company, calculated at the date a Restricted Share Unit is granted to the Consultant; and

(e)	persons involved in Investor Relations Activities are not eligible to receive Restricted Share Units.

Section 3.3 Dividend Equivalents

Each Participant’s notional account shall, from time to time, be credited with additional Restricted Share Units (including fractional Restricted Share Units), the number of which shall be determined by dividing:

(1)	the product obtained by multiplying the amount of each dividend declared and paid by the Company on the Shares on a per share basis (excluding stock dividends, but including dividends which may be paid in cash or in shares at the option of the shareholder) by the number of Restricted Share Units recorded in the Participant’s notional account (whether vested or unvested) on the record date for payment of any such dividend, by

B-7

(2)	the Fair Market Value of a Share on the dividend payment date for such dividend,

provided however that the Board shall not be obligated to issue fractional RSUs, and further provided that in the event of the issuance of additional Restricted Share Units, as a dividend in kind, the amount of Restricted Share Units available for grant shall be reduced by a corresponding amount.

Section 3.4 Capital Adjustment

(a)	The existence of this Plan and any RSU granted hereunder shall not affect in any way the right and power of the Company or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization, or any other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company, to create or issue any bonds, debentures, Shares or other securities of the Company or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Subsection 3.3(a) would have an adverse effect on this Plan or any RSU granted hereunder.

(b)	If there is any change in the outstanding Shares by reason of a split, recapitalization, consolidation, combination or exchange of shares or other similar corporate change, other than a Change of Control Event, subject to any prior approval required of applicable regulatory authorities, the Board may make appropriate substitution or adjustment in:

(i)	the number of RSUs reserved for issuance pursuant to the Plan; and

(ii)	the number of unvested RSUs theretofore granted,

provided, however, that no substitution or adjustment will obligate the Company to issue fractional RSUs. The determination of the Board as to any adjustment, or as to there being no need for adjustment, will be final and binding on all parties concerned.

Section 3.5 Vesting

Except as otherwise provided in a Participant’s Grant Certificate or any other provision of this Plan all Restricted Share Units granted pursuant to Section 3.1 shall vest on the earlier of (i) the date of which the Performance Criteria is achieved, if applicable, or (ii) the third (3rd) anniversary of the Date of Grant provided the Participant is continuously employed by or in service with the Company, or any of its Affiliates, from the Date of Grant until such Vesting Date. All Restricted Share Units credited pursuant to Section 3.3 shall vest simultaneously with the Restricted Share Units to which they relate.

ARTICLE 4 – SETTLEMENT & EXPIRY

Section 4.1 Settlement of Restricted Share Units

(1)	Except as otherwise provided in a Participant’s Grant Certificate or any other provision of this Plan:

(a)	Settlement shall take the form of, to be decided in the sole discretion of the Board,

(i)	the issuance of Shares, or the purchase of Shares for the benefit of the Participants on the open market or by private transaction, in an amount equal to the number of vested Restricted Share Units to be settled on that Vesting Date; provided however, that the Company shall not be required to issue and/or cause to be delivered Shares or issue and/or cause to be delivered certificates evidencing Shares to be delivered pursuant to this Plan unless and until such issuance and delivery is in compliance with all Applicable Law.

(2)	Following receipt of such Shares or payment, as applicable, the Restricted Share Units so settled shall be of no value whatsoever and shall be struck from the Participant’s notional account.

B-8

Section 4.2 Termination

(1)	Unless otherwise provided in the Participant’s Grant Certificate and regardless of any adverse or potentially adverse tax or other consequences resulting from the foregoing:

(a)	if a Participant ceases to be an Eligible Person as a result of his or her termination with Cause or resignation without Good Reason, all unvested Restricted Share Units held by such Participant shall Expire on the Participant’s Termination Date;

(b)	if a Participant ceases to be an Eligible Person as a result of his or her Board approved retirement, any unvested Restricted Share Units held by such Participant shall continue to vest pro-rata according to the vesting schedule set out in Section 3.4 based on the number of completed months of active service or employment between the Date of Grant and the Vesting Date of such Restricted Share Units;

(c)	if a Participant ceases to be an Eligible Person as a result of his or her Good Leaver Termination, any unvested Restricted Share Units held by such Participant shall vest pro-rata on the Participant’s Termination Date based on the number of completed months of active service or employment between the Date of Grant and the Vesting Date of such Restricted Share Units; and

(d)	if a Participant ceases to be an Eligible Person as a result of his or her death, any unvested Restricted Share Units held by such Participant shall vest on the Participant’s Termination Date.

For avoidance of doubt, the Participant’s Grant Certificate may permit the acceleration of the vesting of unvested Restricted Share Units upon Termination. Notwithstanding anything to the contrary contained herein, at no time shall any Restricted Share Units vest after a period which exceeds 12 months from the Eligible Person seizing to be an Eligible Person (including for greater certainty in the case of death of an Eligible Person).

Section 4.3 Change of Control

Notwithstanding any other provision of this Plan, in the event of the occurrence of a Change of Control Event, with respect to all RSUs that are outstanding on the COC Date, (i) any and all requirements that any Performance Criteria, if any, be achieved for any purpose applicable to such Grants shall be waived as of the COC Date and (ii) each Participant who has received any RSU grants shall be entitled to receive, in full settlement of a RSU covered by a grant, a payment of cash equal to the Special Value (as defined below) for each RSU multiplied by the number of vested Restricted Share Units to be settled on that COC Date, the whole being subject to the terms of Section 2.4.

The term “Special Value” shall mean an amount with respect to each RSU determined as follows:

(a)	if any Shares are sold as part of the transaction constituting the Change of Control Event, the Special Value shall equal the weighted average of the price paid for those Shares by the acquirer, provided that if any portion of the consideration paid for such Shares by the acquirer is paid in property other than cash, the Board (as constituted immediately prior to the COC Date) shall determine the fair market value of such property as of the COC Date for purposes of determining the Special Value under this Section 4.3; and

(b)	if no Shares are sold as part of the transaction constituting the Change of Control Event, the Special Value shall equal the Fair Market Value.

ARTICLE 5 – SUB PLAN FOR PARTICIPANTS SUBJECT TO ISRAELI TAXATION

Any Participants who are resident in Israel shall be subject to the Sub Plan attached hereto as Appendix “A” (the “102 Plan”). For greater certainty any issuances to Participants subject to the 102 Plan shall only be issuable provided they do not contradict the regulations of the Exchange.

B-9

SCHEDULE “A”

RESTRICTED SHARE UNIT

AWARD CERTIFICATE

Name:

[name and address of Participant]

Grant Date:

[insert date]

A2Z Smart Technologies Corp. (the “Company”) has adopted the A2Z Smart Technologies Corp. Restricted Share Unit Plan (the “Plan”). Your Award is governed in all respects by the terms of the Plan, and the provisions of the Plan are hereby incorporated by reference. Capitalized terms used and not otherwise defined in this Agreement shall have the meanings set forth in the Plan. If there is a conflict between the terms of this Award Certificate and the Plan, the terms of the Plan shall govern.

Your Award	The Company hereby grants to you [●] Restricted Share Units.
Vesting	Subject to the terms of the Plan, Award of Restricted Share Units shall vest on ●.
Other Terms:	●

PLEASE SIGN AND RETURN A COPY OF THIS AWARD CERTIFICATE TO THE COMPANY.

By your signature below, you acknowledge (i) that you have received a copy of the Plan and have reviewed, considered and agreed to the terms of this Agreement and the Plan; and (ii) that you have requested and are satisfied that the Plan and the foregoing be drawn up in the English language. Le soussigné reconnaît qu’il a exigé que le Régime et ce qui précède soient rédigés et exécutés en anglais et s’en déclare satisfait.

Signature:	___________________________________	Date:	___________________________________

On behalf of the Company:
___________________________________

Name:

Title:

B-10

APPENDIX “A”

A2Z SMART TECHNOLOGIES CORP.

RESTRICTED SHARE UNIT PLAN

SUB-PLAN FOR PARTICIPANTS SUBJECT TO ISRAELI TAXATION

This Sub-Plan (“Sub-Plan”) to the A2Z Smart Technologies Corp., Stock Restricted Share Unit Plan (the “Plan”) is hereby established effective as of the Effective Date.

1.	DEFINITIONS

As used herein, the following terms shall have the meanings hereinafter set forth, unless the context clearly indicates to the contrary. Any capitalized term used herein which is not specifically defined in this Sub-Plan shall have the meaning set forth in the Plan.

1.1.	“Affiliate” – for purposes of eligibility under the Sub-Plan shall have the meaning of the term in the Plan, provided however that any Affiliate shall be an “employing Company” within the meaning of such term in Section 102.

1.2.	“Controlling Shareholder” – shall have the meaning ascribed to such term in Section 32(9) of the Ordinance.

1.3.	“Eligible 102 Participants” – employees or officers of the Company which are not classified as Controlling Shareholders, before the grant of the Restricted Share Units and/or after such grant.

1.4.	“Ordinance” – the Israeli Income Tax Ordinance [New Version], 1961, and the rules and regulations promulgated thereunder, including without limitation, the Income Tax Rules (Tax benefits in Stock Issuance to Employees) 5763-2003, as are in effect from time to time, and any similar successor rules and regulations.

1.5.	“Section 102” – Section 102 of the Ordinance and the rules and regulations promulgated thereunder, as are in effect from time to time, and any similar successor rules and regulations.

1.6.	“Trustee” – the trustee designated or replaced by the Company and/or applicable Affiliate for the purposes of the Plan and this Sub-Plan and grants under Section 102 made thereunder and approved by the Israeli Tax Authorities all in accordance with the provisions of Section 102.

2.	GENERAL

2.1.	The purpose of this Sub-Plan is to establish certain rules and limitations applicable to Restricted Share Units granted to Participants, the grant of Restricted Share Units to whom (or the settlement or transfer thereof by whom) are subject to taxation in Israel (“Israeli Participants”), in order that such Restricted Share Units may comply with the requirements of Israeli law, including, if applicable, Section 102.

2.2.	The Plan and this Sub-Plan are complementary to each other and shall be read and deemed as one. In the event of any contradiction, whether explicit or implied, between the provisions of this Sub-Plan and the Plan, the provisions of this Sub-Plan shall prevail with respect to Restricted Share Units granted to Israeli Participants.

2.3.	Restricted Share Units may be granted under this Sub-Plan in one of the following tax tracks, at the Company’s discretion and subject to applicable restrictions or limitations as provided in applicable law including without limitation any applicable restrictions and limitations in Section 102 regarding the eligibility of Israeli Participants to each of the following tax tracks, based on their capacity and relationship towards the Company:

2.3.1.	“102 Trustee Restricted Share Unit” – an Restricted Share Unit granted through a Trustee in accordance with and pursuant to Section 102 in one of the following tax tracks: (i) the tax alternative set forth in Section 102(b)(2)/(3) of the Ordinance pursuant to which income resulting from the sale or transfer from the Trustee of RSU Shares derived from 102 Trustee Restricted Share Units is intended to be taxed as a capital gain, subject to meeting the required conditions thereunder (“Capital Gains Track”) or (ii) the tax alternative set forth in Section 102(b)(1) of the Ordinance pursuant to which income resulting from the sale or transfer from the Trustee of RSU Shares derived from 102 Trustee Restricted Share Units is taxed as ordinary income (“Ordinary Income Track”); or

B-11

2.3.2.	“102 Non-Trustee Restricted Share Unit” – an Restricted Share Unit granted not through a Trustee in accordance with and pursuant to Section 102; or

2.3.3.	“3(i) Restricted Share Unit” – an Restricted Share Unit granted pursuant to Section 3(i) of the Ordinance.

3.	ADMINISTRATION

Without derogating from the powers and authorities of the Board detailed in the Plan, the Board shall have the sole and full discretion and authority, without the need to submit its determinations or actions to the shareholders of the Company for their approval or authorization, unless such approval is required to comply with applicable mandatory law, to administer this Sub-Plan and to take all actions related hereto and to such administration, including without limitation the performance, from time to time and at any time, of any and all of the following: (a) the determination of the specific tax track (as described in Section 2.3 above) in which the Restricted Share Units are to be issued; (b) the election by the Company, with respect to grant of 102 Trustee Restricted Share Units, of either one of the following tax tracks – “Capital Gains Track” or “Ordinary Income Track”, as provided in and in accordance with Section 102 (the “Election”); (c) the appointment of the Trustee; and (d) the adoption of forms of Grant Certificate to be applied with respect to Israeli Participants, incorporating and reflecting, inter alia, relevant provisions regarding the grant of Restricted Share Units in accordance with this Sub-Plan, and the amendment or modification from time to time of the terms of such Grant Certificate.

4.	SECTION 102 ELECTION

4.1.	102 Trustee Restricted Share Units shall be granted pursuant to either (a) Section 102(b)(2)/(3) of the Ordinance as Capital Gains Track or (b) Section 102(b)(1) of the Ordinance as Ordinary Income Track. The Company’s Election regarding the type of 102 Trustee Restricted Share Unit it chooses to make shall be filed with the Israeli Tax Authority (the “ITA”). Once the Company has filed such Election, it may change the type of 102 Trustee Restricted Share Units that it chooses to make only after the lapse of at least 12 months from the end of the calendar year in which the first grant was made in accordance with the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Company from granting 102 Non-Trustee Restricted Share Unit to Eligible 102 Participants at any time.

4.2.	Eligible 102 Participants may receive only 102 Trustee Restricted Share Units or 102 Non-Trustee Restricted Share Units under this Sub-Plan. Israeli Participants who are not Eligible 102 Participants may be granted only 3(i) Restricted Share Units under this Sub-Plan.

4.3.	The Grant Certificate shall indicate whether the grant is a 102 Trustee Restricted Share Unit, a 102 Non-Trustee Restricted Share Unit or a 3(i) Restricted Share Unit; and, if the grant is a 102 Trustee Restricted Share Units, the Election of tax track.

5.	102 TRUSTEE RESTRICTED SHARE UNITS

5.1.	Notwithstanding anything to the contrary in the Plan, 102 Trustee Restricted Share Units granted hereunder shall be granted to, and the RSU Shares issued pursuant thereto and all rights attached thereto (including bonus shares), shall be issued to the Trustee, and all such Restricted Share Units and RSU Shares shall be registered in the name of the Trustee, who shall hold them in trust until such time as they are released by the transfer or sale thereof by the Trustee which will be at least such period of time as required by the provisions of Section 102 applicable to 102 Trustee Restricted Share Units (the “Restricted Period”). In case the requirements of Section 102 for 102 Trustee Restricted Share Units are not met, then the 102 Trustee Restricted Share Units may be regarded as 102 Non-Trustee Restricted Share Units, all in accordance with the provisions of Section 102.

5.2.	Notwithstanding anything to the contrary in the Plan, the date of grant of a 102 Trustee Restricted Share Unit shall be the date of the resolution of the Board approving the grant of such Restricted Share Units, which in the case of 102 Trustee Restricted Share Units shall not be before the lapse of 30 days (or such other period which may be determined by the Ordinance from time to time) from the date upon which the Plan is first submitted to the ITA.

B-12

5.3.	Subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, the Israeli Participant shall provide the Company and the Trustee with a written undertaking and confirmation under which the Israeli Participant confirms that he/she is aware of the provisions of Section 102 and the elected tax track and agrees to the provisions of the trust agreement between the Company and the Trustee, and undertakes not to release, by sale or transfer, the 102 Trustee Restricted Share Units, and the RSU Shares issued pursuant thereof, and all rights attached thereto (including bonus shares) prior to the lapse of the Restricted Period. The Israeli Participant shall not be entitled to sell or release from trust the 102 Trustee Restricted Share Units, nor the RSU Shares issued pursuant thereof, nor any right attached thereto (including bonus shares), nor to request the transfer or sale of any of the same to any third party, before the lapse of the Restricted Period. Notwithstanding the above, if any such sale or transfer occurs during the Restricted Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Israeli Participant.

5.4.	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Grant Certificate and applicable law, the Trustee shall not release, by sale or transfer, the RSU Shares issued pursuant to 102 Trustee Restricted Share Units, and all rights attached thereto to the Israeli Participant, or to any third party to whom the Israeli Participant wishes to sell the RSU Shares (unless the contemplated transfer is by will or laws of descent) unless and until the Trustee has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company and the Trustee.

5.5.	Without derogating from the provisions of the Plan, it is hereby further clarified that with respect to RSU Shares issued pursuant to 102 Trustee Restricted Share Units, as long as they are registered in the name of the Trustee, the Trustee shall be the registered owner of such RSU Shares. Notwithstanding, the Trustee shall not exercise the voting rights conferred by such RSU Shares in any way whatsoever, and shall issue a proxy to the Israeli Participant to vote such shares, subject to and in accordance with the provisions of Section 102.

5.6.	Cash dividends paid or distributed, if any, with respect to RSU Shares issued pursuant 102 Trustee Restricted Share Units shall be remitted directly to the Israeli Participant who is entitled to the 102 Trustee Restricted Share Units for which the dividends are being paid or distributed, subject to any applicable taxation on such distribution of dividend, and the withholding thereof, and when applicable, subject to the provisions of Section 102.

5.7.	All bonus shares to be issued by the Company, if any, with regard to RSU Shares issued pursuant to 102 Trustee Restricted Share Units, while held by the Trustee, shall be registered in the name of the Trustee; and all provisions applying to such RSU Shares shall apply to bonus shares issued by virtue thereof, if any, mutatis mutandis. Said bonus shares shall be subject to the Restricted Period of the 102 Trustee Restricted Share Units by virtue of which they were issued.

5.8.	The Company shall be under no duty to ensure, and no representation or commitment is made, that any of the Restricted Share Units qualifies or will qualify under any particular tax treatment (such as Section 102), nor shall the Company be required to take any action for the qualification of any of the Restricted Share Units under such tax treatment. The Company shall have no liability of any kind or nature in the event that, for any reason whatsoever, the Restricted Share Units do not qualify for any particular tax treatment.

5.9.	Solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if on the date of grant the Company’s RSU Shares are listed on any established stock exchange or a national market system or if the Company’s RSU Shares will be registered for trading within ninety (90) days following the date of grant of 102 Trustee Restricted Share Units, the fair market value of the RSU Shares at the date of grant shall be determined in accordance with the average value of the Company’s RSU Shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

5.10.	Notwithstanding the provisions of the Plan, 102 Trustee Restricted Share Units may be settled in the form of issuance of Shares only and not for cash.

B-13

6.	102 NON-TRUSTEE RESTRICTED SHARE UNITS

6.1.	102 Non-Trustee Restricted Share Units granted hereunder shall be granted to, and the RSU Shares issued pursuant to the settlement thereof, issued to, the Israeli Participant.

6.2.	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Grant Certificate and applicable law, the RSU Shares issued pursuant to the settlement of the 102 Non-Trustee Restricted Share Units, and all rights attached thereto shall not be transferred unless and until the Company has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company.

6.3.	An Israeli Participant to whom 102 Non-Trustee Restricted Share Units are granted must provide, upon termination of his/her employment, a surety or guarantee to the satisfaction of the Company, to secure payment of all taxes which may become due upon the future transfer of his/her RSU Shares to be issued pursuant to 102 Non-Trustee Restricted Share Units, all in accordance with the provisions of Section 102.

7.	3(I) RESTRICTED SHARE UNITS

7.1.	3(i) Restricted Share Units granted hereunder shall be granted to, and the RSU Shares issued pursuant thereto issued to, the Israeli Participant.

7.2.	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Grant Certificate and applicable law, the 3(i) Restricted Share Units cannot be settled unless and until the Company has either (a) withheld payment of all taxes required to be paid upon the settlement thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company.

8.	TAX CONSEQUENCES

8.1.	Without derogating from and in addition to any provisions of the Plan, any and all tax and/or other mandatory payment consequences arising from the grant, settlement or vesting of Restricted Share Units, the payment for or the transfer or sale of RSU Shares, or from any other event or act in connection therewith (including without limitation, in the event that the Restricted Share Units do not qualify under the tax classification/tax track in which they were intended) whether of the Company, an Affiliate, the Trustee or the Israeli Participant, including without limitation any non-compliance of the Israeli Participant with the provisions hereof, shall be borne solely by the Israeli Participant. The Company, any applicable Affiliate, and the Trustee, may each withhold (including at source), deduct and/or set-off, from any payment made to the Israeli Participant, the amount of the taxes and/or other mandatory payments of which is required with respect to the Restricted Share Units and/or RSU Shares. Furthermore, each Israeli Participant shall indemnify the Company, the applicable Affiliate and the Trustee, or any one thereof, and hold them harmless from any and all liability for any such tax and/or other mandatory payments or interest or penalty thereupon, including without limitation liabilities relating to the necessity to withhold, or to have withheld, any such tax and/or other mandatory payments from any payment made to the Israeli Participant.

8.2.	Without derogating from the aforesaid, each Israeli Participant shall provide the Company and/or any applicable Affiliate with any executed documents, certificates and/or forms that may be required from time to time by the Company or such Affiliate in order to determine and/or establish the tax liability of such Israeli Participant.

8.3.	Without derogating from the foregoing, it is hereby clarified that the Israeli Participant shall bear and be liable for all tax and other consequences in the event that his/her 102 Trustee Restricted Share Units and/or the RSU Shares issued pursuant to the settlement thereof are not held for the entire Restricted Period, all as provided in Section 102

8.4.	The Company and/or, when applicable, the Trustee shall not be required to release any share certificate to an Israeli Participant until all required payments have been fully made.

9.	SUBORDINATION TO THE ORDINANCE

9.1.	It is clarified that the grant of the 102 Trustee Restricted Share Units hereunder is subject to the filing with the ITA of the Plan and this Sub-Plan, in accordance with Section 102.

9.2.	Any provisions of Section 102 or Section 3(i) of the Ordinance and/or any of the rules or regulations promulgated thereunder, which are not expressly specified in the Plan or in the applicable Grant Certificate, including without limitation any such provision which is necessary in order to receive and/or to keep any tax benefit, including but not limited any tax ruling received in connection with the Plan and this Sub-Plan, and any approval or guidance issued by the ITA shall be deemed incorporated into this Sub-Plan and binding upon the Company, any applicable Affiliate and the Israeli Participant and shall be considered binding upon the Company and the Participants.

9.3.	The Restricted Share Units, the Plan, this Sub-Plan and any applicable Grant Certificate are subject to the applicable provisions of the Ordinance, which shall be deemed an integral part of each, and which shall prevail over any term that is inconsistent therewith.

10.	GOVERNING LAW & JURISDICTION

This Sub-Plan shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the principles of conflict of laws. The competent courts of the central district and/or the competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to this Sub-Plan.

B-14

SCHEDULE “C”
CORPORATE GOVERNANCE PRACTICES

Item 1: Board of Directors

The board of directors of the Company (the “Board”) supervises the CEO and the CFO. Both the CEO and CFO are required to act in accordance with the scope of authority provided to them by the Board.

Director	Independence
Bentsur Joseph	Not independent, as he is the CEO

Alan Rootenberg	Independent

Yonatan de Jongh	Independent

Item 2: Directorships

The following directors of the Company are also currently directors of the following reporting issuers:

Director	Name of Reporting Issuer
Bentsur Joseph	Not applicable

Alan Rootenberg	BioHarvest Sciences Inc. since November 2018 Clearmind Medicine Inc. since December 2019 Osino Resources Corp since June 2018 Empower Clinics Inc. from August 2013 to May 2018

Yonatan de Jongh	Not Applicable

C-1

Item 3: Orientation and Continuing Education

The Board does not have a formal process for the orientation of new Board members. Orientation is done on an informal basis. New Board members are provided with such information as is considered necessary to ensure that they are familiar with the Company’s business and understand the responsibilities of the Board.

The Board does not have a formal program for the continuing education of its directors. The Company expects its directors to pursue such continuing education opportunities as may be required to ensure that they maintain the skill and knowledge necessary to fulfill their duties as members of the Board. Directors can consult with the Company’s professional advisors regarding their duties and responsibilities, as well as recent developments relevant to the Company and the Board.

Item 4: Ethical Business Conduct

The Board does not currently take any formal steps to encourage and promote a culture of ethics and business conduct. Directors and Officers of the Company are encouraged to conduct themselves and the business of the Company with the utmost honesty and integrity. Directors are also encouraged to consult with the Company’s professional advisors with respect to any issues related to ethical business conduct.

Item 5: Nomination of Directors

The identification of potential candidates for nomination as directors of the Company is carried out by the Nomination Committee who provides recommendations to the Board. Additionally, all directors, are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals by business contacts.

Item 6: Compensation

The compensation of directors and the CEO is determined based on the recommendations of the Compensation Committee to the Board. Such compensation is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Item 7: Other Board Committees

The Board does not have any standing committees other than the Audit Committee, Nominating Committee and Compensation Committee.

Item 8: Assessments

The Board as a whole assesses its performance, the performance of Board committees and the contribution of individual directors on an ongoing basis.

The Company allows any member of the Board to engage an outside advisor at the expense of the Company in appropriate circumstances. The engagement of an outside advisor is subject to the approval by the Board as a whole.

C-2

SCHEDULE “D”
AUDIT COMMITTEE CHARTER

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company’s accounting and financial reporting processes and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.

Duties and Responsibilities

The authority delegated to the Committee is set forth below. The purposes, responsibilities and other provisions specified in this Charter are intended to serve as guidelines, and the Committee may act and establish policies and procedures that are consistent with these guidelines or are necessary or advisable, in its discretion, to carry out the intent of the Board in delegating such authority and to fulfill the responsibilities of the Committee hereunder. Nothing herein is intended to expand applicable standards of liability under Canadian or any U.S. state or federal law for directors of a corporation.

External Auditor

(a)	To be directly responsible for the appointment, compensation, retention, termination, and oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (subject, if applicable, to shareholder ratification). Each such accounting firm shall report directly to the Committee.

(b)	Review and ensure the independence of the external auditor by: (i) receiving from, and reviewing and discussing with, the external auditor, on a periodic basis, a formal written statement delineating all relationships between the external auditor and the Company consistent with the applicable requirements of the Public Company Accounting Oversight Board; (ii) reviewing, and actively discussing with the Board, if necessary, and the independent auditor, on a periodic basis, any disclosed relationships or services, including non-audit services, between the independent auditor and the Company or any other disclosed relationships or services that may impact the objectivity and independence of the independent auditor; (iii) recommending, if necessary, that the Board take appropriate action to satisfy itself of the independent auditor’s independence; and (iv) ensuring that the lead or coordinating audit partner having primary responsibility for the audit, or the audit partner responsible for reviewing the is in compliance with the partner rotation requirements under applicable laws and rules.

(c)	To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(d)	To pre-approve the audit services and non-audit services (including the fees and terms thereof) to be provided by the Company’s external auditor pursuant to pre-approval policies and procedures established by the Committee

(e)	To obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues.

D-1

(f)	To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:

(i)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(ii)	No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

(iii)	The Chief Financial Officer (“CFO”) must approve all office hires from the external auditor; and

(iv)	The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.

(g)	To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.

Financial Information and Reporting

(a)	To review the Company’s annual audited financial statements with the Chief Executive Officer (“CEO”) and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO.

(b)	To review and discuss with management and the external auditor, as appropriate:

(i)	The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and

(ii)	Earnings guidance and other releases containing information taken from the Company’s financial statements prior to their release.

(c)	To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

(d)	To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

Oversight

(a)	To review the internal audit staff functions, including:

(i)	The purpose, authority and organizational reporting lines;

(ii)	The annual audit plan, budget and staffing; and

(iii)	The appointment and compensation of the controller, if any.

(b)	To review, with the CFO and others, as appropriate, the Company’s internal system of audit controls and the results of internal audits.

(c)	To review and monitor the Company’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.

(d)	To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

(e)	In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

(f)	Establish procedures for: (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, and review any complaints or concerns received pursuant to such procedures.

D-2

Membership

(a)	The Committee shall consist solely of three or more members of the Board, all of which the Board has determined is “independent” as required under applicable securities rules or applicable stock exchange rules, including the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC promulgated thereunder, and the Nasdaq Rules.

(b)	No member of the Committee may have participated in the preparation of the financial statements of the Company or any of the Company’s current subsidiaries during the preceding three years. Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

(c)	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

(d)	All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of fundamental financial statements including a balance sheet, an income statement and a cash flow statement).

(e)	At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that results in the member’s financial sophistication, in each case, consistent with the Nasdaq Rules. That individual shall also be an “audit committee financial expert” consistent with the SEC’s rules and regulations.

Procedures

(a)	The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

(b)	The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

(c)	No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum, and provided that a majority of the members must be “independent” or “unrelated”.

(d)	The Committee will meet as many times as is necessary to carry out its responsibilities but not less frequently than once every quarter. Any member of the Committee or the external auditor may call meetings.

(e)	The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.

(f)	The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

D-3

(g)	The Committee shall have available appropriate funding from the Company as determined by the Committee for payment of: (i) compensation to any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) compensation to any advisers employed by the Committee; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

(h)	The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

(i)	The Committee has the authority to communicate directly with the internal and external auditors.

Reports

The Committee shall produce the following reports and provide them to the Board:

(a)	An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(b)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

D-4